Filed Pursuant to Rule 424(b)(5)
Registration Nos. 333-71594 and 333-71594-01

PROSPECTUS SUPPLEMENT

(To Prospectus Dated October 24, 2001)

(BANKATLANTIC BANCORP, INC. LOGO)

2,000,000 Cumulative Trust Preferred Securities

BBC Capital Trust II

8.50% Trust Preferred Securities

(Liquidation Amount $25 per Trust Preferred Security)
Fully and Unconditionally Guaranteed, to the Extent Described in this
Prospectus Supplement, by

BankAtlantic Bancorp, Inc.

           Each of the 8.50% Trust Preferred Securities, which we refer to in this prospectus supplement as the “trust preferred securities,” has a stated liquidation amount of $25 and represents an undivided beneficial ownership interest in the assets of BBC Capital Trust II. BankAtlantic Bancorp will be the owner of all of the outstanding common securities of BBC Capital Trust II. BBC Capital Trust II will use the proceeds received from the sale of the trust preferred securities to purchase 8.50% junior subordinated debentures issued by BankAtlantic Bancorp, and will distribute the cash payments it receives on these junior subordinated debentures to the holders of the trust preferred securities.

      The trust preferred securities have been approved for listing on the Nasdaq National Market under the symbol “BBXT”. Trading is expected to commence on or prior to delivery of the trust preferred securities.

       Investing in the trust preferred securities involves risks. See “Risk Factors” beginning on page S-17 of this prospectus supplement and on page 6 of the accompanying prospectus.

	Per Trust
	Preferred Security	Total

Public Offering Price	$25.00	$50,000,000
Underwriting Discounts and Commissions to be paid by BankAtlantic Bancorp	$0.90625	$1,812,500
Proceeds, before Expenses, to BBC Capital Trust II	$25.00	$50,000,000

      We have granted the underwriters a 30-day option to purchase up to an additional 300,000 trust preferred securities to cover over-allotments.

      The trust preferred securities and the junior subordinated debentures are not deposits of a bank and are not insured or guaranteed by the FDIC or any other governmental agency.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the trust preferred securities to purchasers on or about March 5, 2002.

Ryan Beck & Co.

Advest, Inc.

Legg Mason Wood Walker

Incorporated

Stephens Inc.

February 28, 2002

ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
The Company
Strategy
Other Non-Banking Businesses
The Community Savings Bankshares Acquisition
BBC Capital Trust II
SUMMARY SELECTED FINANCIAL DATA
Recent Developments
RISK FACTORS
BBC CAPITAL TRUST II
USE OF PROCEEDS
ACCOUNTING TREATMENT
CAPITALIZATION
DESCRIPTION OF THE TRUST PREFERRED SECURITIES
DESCRIPTION OF THE GUARANTEE
DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES
RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE JUNIOR SUBORDINATED DEBENTURES AND THE TRUST PREFERRED SECURITIES GUARANTEE
UNITED STATES FEDERAL INCOME TAXATION
ERISA CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT	S-3
PROSPECTUS SUPPLEMENT SUMMARY	S-4
SUMMARY SELECTED FINANCIAL DATA	S-12
RISK FACTORS	S-17
BBC CAPITAL TRUST II	S-20
USE OF PROCEEDS	S-21
ACCOUNTING TREATMENT	S-21
CAPITALIZATION	S-22
DESCRIPTION OF THE TRUST PREFERRED SECURITIES	S-24
DESCRIPTION OF THE GUARANTEE	S-33
DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES	S-34
RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE JUNIOR SUBORDINATED DEBENTURES AND THE TRUST PREFERRED SECURITIES GUARANTEE	S-41
UNITED STATES FEDERAL INCOME TAXATION	S-42
ERISA CONSIDERATIONS	S-46
UNDERWRITING	S-50
LEGAL MATTERS	S-52
PROSPECTUS
ABOUT THIS PROSPECTUS	2
THE COMPANY	3
THE TRUST	4
PENDING ACQUISITION OF COMMUNITY SAVINGS BANKSHARES, INC	4
RECENT DEVELOPMENTS	5
RISK FACTORS	6
FORWARD-LOOKING STATEMENTS	12
USE OF PROCEEDS	13
RATIO OF EARNINGS TO FIXED CHARGES	13
DESCRIPTION OF CAPITAL STOCK	13
DESCRIPTION OF DEBT SECURITIES	15
DESCRIPTION OF TRUST PREFERRED SECURITIES, TRUST PREFERRED SECURITIES GUARANTEE AND JUNIOR SUBORDINATED DEBT SECURITIES	22
PLAN OF DISTRIBUTION	31
LEGAL MATTERS	32
EXPERTS	32
WHERE YOU CAN FIND MORE INFORMATION	32

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

      Ryan, Beck & Co., LLC may use this prospectus supplement and the attached prospectus in connection with offers and sales of the trust preferred securities in the secondary market. Ryan, Beck & Co., LLC may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

ABOUT THIS PROSPECTUS SUPPLEMENT

      When we refer to “BankAtlantic Bancorp” in this prospectus supplement, we are referring only to BankAtlantic Bancorp, Inc. and not its subsidiaries. When we refer to the “Trust” in this prospectus supplement, we are referring only to BBC Capital Trust II. When we refer to “BankAtlantic” or “Bank” in this prospectus supplement, we are referring to BankAtlantic, A Federal Savings Bank. When we refer to the “Company,” “we,” or “our” in this prospectus supplement, we are referring to BankAtlantic Bancorp, Inc. and all of its subsidiaries, including the Trust. Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase additional trust preferred securities.

      This prospectus supplement is part of and should be read in conjunction with the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

      Because this is a summary, it may not contain all the information that is important to you. You should read carefully the entire prospectus supplement and the accompanying prospectus, including the risk factors and the documents referred to in “Where You Can Find More Information” in the accompanying prospectus, including our financial statements.

The Company

      We are a Florida-based financial services holding company with $4.8 billion in assets and, upon the completion of the acquisition of Community Savings Bankshares, as described below, we will have approximately $5.7 billion in assets. We own BankAtlantic, Levitt Corporation, and Ryan, Beck & Co., LLC. BankAtlantic is a federal savings bank headquartered in Fort Lauderdale, Florida which provides traditional retail banking services and a wide range of commercial banking products and related financial services. Through Levitt Corporation we engage in residential construction, real estate development and real estate investment activities in Florida. Ryan, Beck is an investment banking firm which provides a wide range of investment banking, brokerage and investment management services.

      Our principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. Our telephone number at that address is (954) 760-5000.

Strategy

      We are a leading financial services company based in Florida, and upon completion of the acquisition of Community Savings Bankshares discussed below, we expect to be one of the largest financial institutions headquartered in Florida. We believe that there are significant opportunities for profitable growth in our markets. The rapid pace of consolidation among Florida’s depository institutions has created opportunities for locally-owned, community-focused financial institutions such as BankAtlantic. Florida is the fourth most populous and seventh fastest growing state in the U.S., and BankAtlantic’s principal markets include the four most populous counties in Florida, as well as several of the most affluent markets.

      During the past two years, we have been pursuing a focused strategy designed to result in continued growth and improved profitability. We believe that this strategy has been instrumental in improving our net income to a record $12.2 million in the fourth quarter of 2001 and $33.8 million for the full year, as well as improving our performance measures such as return on equity and return on assets. The six key focal points of our strategy are:

•	Concentrating on our core competencies: We intend to continue to grow our core commercial and retail banking business, which during 2001 has represented approximately 69% of our total revenues, with an emphasis on commercial real estate and commercial real estate development lending. We attribute our success in the commercial real estate lending business to several key factors, including disciplined underwriting and insight and expertise in the commercial real estate market.

•	Benefiting from consolidation in Florida: There has been rapid consolidation among Florida’s depository institutions, and we believe that we are in a position to continue to take advantage of the opportunities this presents. While larger regional and super-regional competitors continue to focus on larger dollar transactions and less personal forms of customer service, we have committed ourselves to providing convenient, personalized banking services and to positioning BankAtlantic as a community-based and community-focused institution. As a result, we have been able to attract talented personnel interested in working for a locally-based institution. As consolidation in our industry continues, we believe there will be opportunities to hire experienced personnel and to acquire valuable assets that are deemed too small by larger competitors or are divested as the result of acquisitions. The proposed acquisition of Community Savings Bankshares, described below, is an example of this component of our strategy.

•	Strengthening our credit culture: Under Jay C. McClung, who joined BankAtlantic in February 2000 as its Chief Credit Officer, BankAtlantic has modified its underwriting standards and enhanced its credit training programs for banking officers by emphasizing underwriting and credit analysis. BankAtlantic has also developed systems and programs which we believe will enable it to offer new products and services without exposing the Bank to unnecessary credit risks. While the core operations of the Bank have generally performed well during the past few years, certain of the Bank’s attempts to develop new business lines resulted in some unprofitable lines of business and higher than acceptable charge-off levels. Small business lending, indirect consumer lending and leasing programs resulted in approximately $54 million of net charge-offs during 1998, 1999 and 2000, equaling approximately 85% of total net charge-offs during those periods. As a consequence, BankAtlantic eliminated indirect consumer lending and leasing programs and modified its small business lending program by adopting new underwriting standards and implementing a portfolio monitoring program.

•	Enhancing key management positions: We have hired four key executives, each with a proven record at successful financial services companies. These executives are:

•	Lloyd B. DeVaux, Executive Vice President and Chief Information Officer of BankAtlantic, former Senior Executive Vice President and Chief Information Officer, Union Planters Corporation, a $35 billion bank holding company. Mr. DeVaux joined BankAtlantic in June 2001.

•	Jay A. Fuchs, Executive Vice President of the Community Banking Division of BankAtlantic, former President of American Bankers Insurance Company, a financial services marketing company. Mr. Fuchs joined BankAtlantic in May 2000.

•	Jay C. McClung, Executive Vice President and Chief Credit Officer of BankAtlantic, former Chief Credit Officer of Synovus Financial Corp., a $13 billion bank holding company. Mr. McClung also had fifteen years of financial services and credit experience with G.E. Capital Corporation. Mr. McClung joined BankAtlantic in February 2000.

•	James A. White, Executive Vice President and Chief Financial Officer of BankAtlantic Bancorp and BankAtlantic, former Chief Financial Officer of BOK Financial Corporation, an $8 billion bank holding company. Mr. White also previously served as President and Chief Executive Officer of First National Bank of Tulsa. Mr. White joined BankAtlantic in January 2000.

•	Developing a customer- and sales-oriented culture in the branches: In addition to hiring Jay A. Fuchs, BankAtlantic’s new Chief Community Banking Division Officer, during the past year we hired two new county presidents and internally promoted one new county president. We have developed new products which we believe are more attractive for our customers. We have announced seven-day banking service, to commence in April 2002. We have instituted marketing programs in the branches which include sales training programs, outbound telemarketing requirements and profitability-based incentives enabling our community banking personnel to earn additional income for production of profitable business. In addition, we have empowered our branch personnel to adjust the terms of certain of our products based on the profitability of the customer and the branch.

•	Enhancing the capital structure of the company: During the past two years, we have made significant progress in improving our capital structure to support our growth and continued improvement in profitability. During 2000, we retired $50 million of our 5 5/8% convertible subordinated debentures and retired the publicly traded shares of our Class B Common Stock. In July 2001, we completed an underwritten public offering of 5.1 million shares of our Class A Common Stock, and used the net proceeds to repay $35 million of our subordinated investment notes and to reduce other indebtedness. In September 2001, we completed the successful conversion of the remaining $51 million of our 6 3/4% convertible subordinated debentures into Class A Common Stock. In addition, in December 2001, we completed an underwritten public offering of 6.9 million shares of our Class A Common Stock. We intend to use the net proceeds of $53.5 million from that offering to pay a portion of the purchase price for the acquisition of Community discussed below. The result of these efforts has been to reduce holding company debt (excluding trust preferred securities) to $67.1 million at December 31, 2001 from $174.1 million at December 31, 2000; to improve our tangible common equity/tangible asset ratio to 8.6% at December 31, 2001 from 4.4% at December 31, 2000; to reduce the ratio of holding company debt to consolidated equity to 33.0% at December 31, 2001 from 100.9% at December 31, 2000; and to reduce our double leverage ratio, which is our investment in subsidiaries divided by the amount of consolidated equity reflected on the parent company balance sheet, to 111.1% at December 31, 2001 from 181.6% at December 31, 2000.

Other Non-Banking Businesses

      Levitt Corporation has enabled us to further capitalize on our real estate development expertise. Levitt’s six-person executive management team has well over 100 years of combined real estate development experience. Levitt’s subsidiary, Core Communities, Inc., formerly known as St. Lucie West Holding Corp., is the developer of master-planned residential, commercial and industrial communities in Florida. During September 2001, Core Communities purchased for $17.0 million Live Oak Preserve, a 1,285-acre master planned community in Tampa, Florida, which is zoned for both commercial and residential development. Core Communities’ strategy is to acquire additional property that is suitable for commercial or residential development and resale. Since its inception in 1929, Levitt and Sons, Levitt Corporation’s other subsidiary, has developed over 200,000 single-family homes. Since our acquisition of Levitt and Sons in 1999, it has focused on the development of single-family homes and, to a lesser extent, rental apartment complexes. As of September 30, 2001, Levitt had a pre-sold backlog of 877 homes at its existing developments, compared to a backlog of 330 homes as of December 31, 1999 and 703 homes as of December 31, 2000. Levitt and Sons’ strategy is to continue to deliver on its presold backlog of 877 homes, to complete its existing developments and to develop other active adult communities on a selected basis in markets that the management team deems to be attractive and to offer profitable opportunities for Levitt.

      We are also engaged in the investment banking, brokerage and investment management business through our subsidiary, Ryan, Beck & Co., LLC, founded in 1946. Ryan, Beck conducts capital market activities focused on the financial services and municipal sectors. These activities include investment banking, trading, research and institutional sales. Ryan, Beck also operates as a retail-oriented brokerage, conducting such activities on behalf of high net worth individuals in New Jersey, New York, Florida and Pennsylvania. Ryan, Beck also operates as an asset manager through its wholly-owned subsidiary, Cumberland Advisors.

      We intend to continue our strategy of generating non-interest revenues through our real estate development and investment banking subsidiaries. We anticipate that this will be achieved by controlled internal expansion and, where available on attractive terms, through acquisitions. Levitt Corporation and Ryan, Beck from time to time evaluate potential acquisition opportunities, some of which may be material. At the present time, neither Levitt Corporation nor Ryan, Beck has entered into any agreements relating to any material acquisitions.

The Community Savings Bankshares Acquisition

      On September 9, 2001, we entered into an agreement to acquire Community Savings Bankshares, the holding company for Community Savings, F. A., a federally-chartered savings and loan association. Community Savings operates 21 offices in Palm Beach, Martin, St. Lucie and Indian River counties in Florida and, as of September 30, 2001, had assets of $950.0 million and deposits of $667.0 million.

      Upon completion of the merger, we expect to be one of the largest financial institutions headquartered in Florida, with approximately $5.7 billion in assets, $3.0 billion in deposits and 73 branches located throughout Florida. This acquisition will create a market footprint on Florida’s east coast extending from Miami-Dade, Broward and Palm Beach counties, where BankAtlantic is concentrated, through northern Palm Beach, Martin, St. Lucie and Indian River counties, which are Community’s markets. In addition to being an ideal geographic fit with BankAtlantic’s existing franchise and improving its growth prospects, the acquisition of Community should enhance our franchise value, risk profile and earnings potential in several ways:

•	Improves market coverage: The acquisition will nearly double our penetration of the Palm Beach market, one of the fastest growing and wealthiest markets in Florida. This improved coverage should enhance our operating efficiency and our ability to provide superior service to an expanded customer base.

•	Improves core funding mix and asset risk profile: Community’s $667.0 million of deposits will increase our ratio of deposits as a percent of total liabilities from 52% to 57%, providing us with a stable source of funding. In addition, the acquisition increases the percentage of seasoned, low-risk residential real estate loans in our portfolio, improving our consolidated risk profile.

•	Increases revenue associated with our core banking franchise: The acquisition increases the percentage of our revenue attributable to core banking activities from 69% for the nine months ended September 30, 2001, to 73% on a pro forma basis for the combined companies.

•	Provides significant cost savings opportunities: The acquisition provides an opportunity for us to reduce our pro forma cost structure through the elimination of redundant back office operations, elimination of Community’s employee stock ownership plan and the closure of approximately six overlapping branches, to be selected from the combined branch network. We expect to reduce non-interest expenses of the combined companies by up to $8.8 million once the cost savings are fully phased in.

      We expect the acquisition of Community to close in the first quarter of 2002, subject to the satisfaction of certain conditions, including regulatory approval. The shareholders of Community approved the acquisition at a meeting held in December 2001. We will acquire Community for approximately $170 million in cash and expect to incur transaction-related expenses of approximately $6.3 million.

BBC Capital Trust II

      BBC Capital Trust II is a statutory business trust created under Delaware law. The Trust’s business affairs will be conducted by the property trustee, the Delaware trustee and three individual administrative trustees. Wilmington Trust Company is serving as both the property trustee and the Delaware trustee, and the three administrative trustees are officers of BankAtlantic Bancorp. The Trust exists solely for the following purposes:

•	to issue to the public the trust preferred securities, which represent undivided beneficial ownership interests in the assets of the Trust;

•	to issue to BankAtlantic Bancorp trust common securities, which also represent undivided beneficial interests in the assets of the Trust, in a total liquidation amount equal to at least 3% of the Trust’s total capital;

•	to use the proceeds from these issuances to purchase junior subordinated debentures from BankAtlantic Bancorp; and

•	to engage in other activities that are necessary, advisable or incidental to the activities described above, such as registering the transfer of the trust preferred securities.

      Because the Trust was established only for the purposes listed above, the junior subordinated debentures will be the Trust’s sole assets. Payments on the junior subordinated debentures will be the Trust’s sole source of income. The Trust will issue only one series of trust preferred securities and BankAtlantic Bancorp will own all of the common securities of the Trust.

The Offering

Issuer	BBC Capital Trust II

Guarantor	BankAtlantic Bancorp, Inc.

Securities being offered	2,000,000 cumulative trust preferred securities, in denominations of $25 each. The trust preferred securities will represent undivided beneficial ownership interests in the assets of the Trust. Those assets will consist solely of the junior subordinated debentures and payments received on the junior subordinated debentures.

The Trust will sell the trust preferred securities to the public for cash. The Trust will use the cash from the issuances of the trust preferred securities and the common securities to buy the junior subordinated debentures from BankAtlantic Bancorp.

Offering price	$25 per trust preferred security.

Distribution	If you purchase the trust preferred securities, you are entitled to receive cumulative cash distributions at an 8.50% annual rate. Distributions will accumulate from the date the Trust issues the trust preferred securities and will be paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2002, unless they are deferred as described below.

Distribution Deferral	BankAtlantic Bancorp can, on one or more occasions, defer the quarterly interest payments on the junior subordinated debentures for up to 20 consecutive quarterly periods. In other words, BankAtlantic Bancorp may declare at its discretion up to a five-year interest payment moratorium on the junior subordinated debentures and may choose to do that on more than one occasion. A deferral of interest payments cannot extend, however, beyond the maturity date of the junior subordinated debentures, nor can a new interest deferral period begin until all accrued interest on the junior subordinated debentures from the previous interest deferral period have been paid.

If BankAtlantic Bancorp defers interest payments on the junior subordinated debentures:

• the Trust will also defer distributions on the trust preferred securities;

• the distributions to which you are entitled will accumulate; and

• these accumulated distributions will earn interest at an annual rate of 8.50% compounded quarterly, until paid.

At the end of any deferral period, BankAtlantic Bancorp will pay to the Trust all accrued and unpaid interest on the junior subordinated debentures. The Trust will then use that cash to pay all accumulated and unpaid distributions on the trust preferred securities to you. During an extension period, BankAtlantic Bancorp is restricted, with some exceptions, from:

• paying dividends or distributions on its capital stock;

• redeeming, purchasing, acquiring or making liquidation payments with respect to its capital stock; or

• paying interest or principal on or redeeming debt securities or guarantees that rank equally with or junior to the junior subordinated debentures.

If interest payments are deferred on the junior subordinated debentures, the junior subordinated debentures will be treated at that time as being issued with original issue discount for United States federal income tax purposes. This means you would be required to accrue interest income in an amount equal to the deferred distributions on your trust preferred securities even though you will not be receiving any cash distributions. These amounts will be included in your gross income for United States federal income tax purposes. For more information, see below under the caption “United States Federal Income Taxation” in this prospectus supplement.

Redemption	The Trust will redeem the trust preferred securities when the junior subordinated debentures are paid at maturity or upon any earlier redemption of the junior subordinated debentures. If a portion of the junior subordinated debentures is redeemed, the Trust will use the cash proceeds it receives to redeem an equal amount of trust preferred securities and common securities. The junior subordinated debentures are scheduled to mature on March 31, 2032. BankAtlantic Bancorp may redeem all or part of the junior subordinated debentures at any time on or after March 31, 2007, subject to receipt of any required regulatory approvals. In addition, BankAtlantic Bancorp may redeem all of the junior subordinated debentures if certain changes occur in tax or investment company laws and regulations or in the treatment of the trust preferred securities for regulatory capital purposes by BankAtlantic Bancorp’s primary federal regulator. These circumstances are more fully described below under “Description of the Trust Preferred Securities — Redemption” and “Description of Junior Subordinated Debentures — Optional Redemption” in this prospectus supplement.

If your trust preferred securities are redeemed by the Trust you will receive the liquidation amount of $25 per trust preferred security, plus any accrued and unpaid distributions to the date of redemption.

The Guarantee	As described in this prospectus supplement and the accompanying prospectus, BankAtlantic Bancorp has made a full, irrevocable and unconditional guarantee, on a subordinated basis, of the obligations of the Trust to make payments of all amounts due on the trust preferred securities to the extent the Trust has funds available for such payments. BankAtlantic Bancorp has guaranteed that the Trust will use its assets to pay the distributions on the trust preferred securities and the liquidation amount upon liquidation of the Trust. However, the guarantee does not apply when the Trust does not have sufficient funds to make the payments. If BankAtlantic Bancorp does not make payments on the junior subordinated debentures, the Trust will not have sufficient funds to make payments on the trust preferred securities. In this event, your remedy would be to institute a legal proceeding directly against BankAtlantic Bancorp for enforcement of payments under the junior subordinated debentures.

Liquidation Preference	Upon any dissolution, winding up or liquidation of the Trust, the holders of the trust preferred securities will be entitled to receive out of the assets held by the Trust the liquidation distribution in cash, subject to the rights of any creditors of the Trust. The Trust will be able to make this distribution of cash only if BankAtlantic Bancorp redeems the junior subordinated debentures. If BankAtlantic Bancorp does not redeem the junior subordinated debentures upon liquidation of the Trust, holders of the trust preferred securities will be entitled to receive junior subordinated debentures.

Dissolution of the Trust and distribution of junior subordinated debentures	BankAtlantic Bancorp may, at any time, dissolve the Trust and distribute the junior subordinated debentures to you, subject to receipt of any required regulatory approval.

Ranking	The obligations under the trust preferred securities, junior subordinated debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

• the Trust will pay distributions on the trust preferred securities and the trust common securities pro rata. However, if BankAtlantic Bancorp defaults with respect to the junior subordinated debentures, then no distributions on the Trust’s common securities will be paid until all accumulated and unpaid distributions on the trust preferred securities have been paid;

• BankAtlantic Bancorp’s obligations under the junior subordinated debentures and the guarantee are unsecured and generally will rank junior in priority to its existing and future senior indebtedness and will rank equally with the junior subordinated debentures and related guarantee issued in connection with the outstanding 9 1/2% Cumulative Trust Preferred Securities issued by BBC Capital Trust I in 1997; and

• because BankAtlantic Bancorp is a holding company, the junior subordinated debentures and the guarantee will effectively be subordinated to all claims of the Bank’s depositors, as well as existing and future liabilities of BankAtlantic Bancorp’s subsidiaries.

Voting rights	Except in limited circumstances, holders of the trust preferred securities will have no voting rights.

Use of proceeds	The Trust will use all $50,000,000 of proceeds from the sale of the trust preferred securities, and all $1,546,400 it receives from BankAtlantic Bancorp for its common securities, to purchase BankAtlantic Bancorp’s junior subordinated debentures. After BankAtlantic Bancorp pays the expenses of this offering, BankAtlantic Bancorp intends to use the net proceeds from the sale of its junior subordinated debentures to the Trust to finance a portion of the purchase price for the acquisition of Community and for general corporate purposes, including for contribution to the capital of BankAtlantic.

Listing	The trust preferred securities have been approved for listing on the Nasdaq National Market under the symbol “BBXT.” You should be aware that the listing of the trust preferred securities will not necessarily assure that a liquid trading market will be available for the trust preferred securities.

If the Trust distributes the junior subordinated debentures, BankAtlantic Bancorp will use its best efforts to have the junior subordinated debentures listed on the Nasdaq National Market or wherever the trust preferred securities are then listed.

Form of trust preferred securities	The trust preferred securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a certificate for the trust preferred securities, and your beneficial ownership interests will be recorded through the DTC book-entry system.

Risk factors	There are some risk factors that you should consider before purchasing any trust preferred securities. See “Risk Factors” in this prospectus supplement and in the accompanying prospectus.

SUMMARY SELECTED FINANCIAL DATA

      The following table sets forth selected consolidated financial data of BankAtlantic Bancorp as of and for the years ended December 31, 1996 through 2000 and as of and for the nine months ended September 30, 2000 and 2001. Certain selected financial data presented below under the captions “Income Statement,” “Per Class A common share data” and “Balance Sheet (at year end)” as of December 31, 1996, 1997, 1998, 1999 and 2000 and for each of the years in the five-year period ended December 31, 2000, are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The selected financial data presented below as of and for the nine month periods ended September 30, 2000 and 2001, are derived from our unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data. Results for the nine month period ended September 30, 2001 are not necessarily indicative of results that may be expected for the entire year or any future period. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, which are incorporated in this prospectus supplement by reference.

						For the Nine Months
						Ended
	For the Years Ended December 31,					September 30,

	1996	1997	1998	1999	2000	2000	2001

	(In thousands except percent data and ratios)
Income Statement
Total interest income	$152,631	$210,554	$254,138	$285,937	$327,891	$242,408	$252,987
Total interest expense	76,365	116,024	151,853	168,671	210,012	153,344	151,184

Net interest income	76,266	94,530	102,285	117,266	117,879	89,064	101,803
Provision for loan losses	5,844	11,268	21,788	30,658	29,132	22,016	14,059
Gains on sales of securities, net	5,959	4,830	1,207	1,928	2,226	228	3,592
Other non-interest income	20,859	28,536	55,673	98,141	113,938	74,855	85,446
Goodwill impairment	—	—	—	—	—	—	6,624
Non-interest expense	68,221	77,722	120,665	139,779	177,207	125,964	133,333

Income before income taxes, discontinued operations, extraordinary items and cumulative effect of a change in accounting principle	29,019	38,906	16,712	46,898	27,704	16,167	36,825
Provision for income taxes	11,380	15,248	6,526	18,106	11,607	6,284	16,051

Income before discontinued operations, extraordinary items and cumulative effect of a change in accounting principle	17,639	23,658	10,186	28,792	16,097	9,883	20,774
Income (loss) from discontinued operations, net of tax	1,372	4,111	(18,220)	2,077	669	424	—
Extraordinary items, net of tax	—	—	—	—	7,948	7,432	(253)
Cumulative effect of a change in accounting principle (net of tax)	—	—	—	—	—	—	1,138

Net income (loss)	$19,011	$27,769	$(8,034)	$30,869	$24,714	$17,739	$21,659

Performance Ratios
Return on average assets(1)(2)	0.88%	0.86%	0.28%	0.72%	0.37%	0.30%	0.77%
Return on average equity(1)(2)	13.07	14.85	4.39	11.68	6.31	4.95	13.00
Net interest margin	4.12	3.72	3.12	3.14	2.72	2.97	3.03
Other non-interest income to total net revenues	20.23	22.31	34.98	45.16	48.68	45.60	44.77

											For the Nine Months
											Ended
	For the Years Ended December 31,										September 30,

	1996		1997		1998		1999		2000		2000		2001

	(In thousands except percent data and ratios)
Efficiency ratio(2)(3)	66.12		60.77		75.81		64.30		75.72		76.74		73.34
Efficiency ratio — banking operations(2)(4)	64.14		57.56		61.20		49.80		56.40		54.94		54.03
Balance Sheet (at year end)
Loans and leases, net(5)	$1,824,856		$2,072,825		$2,635,369		$2,689,708		$2,853,804		$2,750,439		$2,885,518
Securities	493,856		667,770		679,336		954,932		1,266,186		1,177,988		1,338,096
Total assets	2,605,527		3,064,480		3,788,975		4,159,901		4,617,300		4,431,685		4,765,656
Deposits	1,832,780		1,763,733		1,925,772		2,027,892		2,234,485		2,186,728		2,293,597
Securities sold under agreements to repurchase and other short term borrowings	190,588		61,216		180,593		429,123		669,202		637,295		616,521
Other borrowings(6)	374,200		952,057		1,296,436		1,401,709		1,337,909		1,281,599		1,325,635
Stockholders’ equity	147,704		207,171		240,440		235,886		248,821		231,802		372,433
Asset Quality Ratios
Non-performing assets as a percent of total loans, tax certificates and real estate owned	1.11%		1.33%		1.15%		1.40%		0.89%		1.05%		1.21%
Loan loss allowance as a percent of non-performing loans	207.26		161.93		162.43		137.64		259.58		233.02		137.78
Loan loss allowance as a percent of total loans	1.39		1.35		1.42		1.63		1.62		1.80		1.51
Consolidated Capital Ratios
Equity as a percentage of total assets	5.67%		6.76%		6.35%		5.67%		5.39%		5.23%		7.81%
Tangible equity as a percentage of total assets	4.56		5.90		4.88		4.38		4.31		4.08		6.96
Capital Ratios for BankAtlantic
Total risk based capital	10.83%		18.64%		13.92%		13.30%		11.00%		11.67%		11.33%
Tier I risk based capital	9.58		17.38		12.67		12.04		9.74		10.41		10.13
Core capital	6.65		11.12		8.48		7.71		6.66		6.99		6.83
Ratio of Earnings to Fixed Charges(7)
Including interest on deposits	1.37	x	1.33	x	1.11	x	1.27	x	1.13	x	1.10	x	1.24	x
Excluding interest on deposits	2.26	x	1.80	x	1.19	x	1.50	x	1.23	x	1.17	x	1.44	x

(1)	ROA and ROE excludes the $6.6 million goodwill impairment during the nine months ended September 30, 2001. ROA and ROE including the goodwill impairment charge was 0.58% and 9.86%, respectively, during the nine months ended September 30, 2001. ROA and ROE excluding the $7.2 million Savings Association Insurance Fund one-time special assessment would have been 1.09% and 16.33%, respectively, for the year ended December 31, 1996.

(2)	Restated for continuing operations relating to the decision by the Company to exit its mortgage servicing operations.

(3)	The efficiency ratio is non-interest expense as a percent of net interest income plus non-interest income. Excluding the $7.2 million SAIF one-time special assessment, this ratio for the year ended December 31, 1996 would have been 62.79%. Excluding the $6.6 million goodwill impairment, this ratio for the nine months ended September 30, 2001 would have been 69.87%.

(4)	Efficiency ratio-banking operations is non-interest expense as a percent of net interest income plus non-interest income excluding a $2.6 million restructuring charge in 2000 relating to the termination of certain ATM activities and excluding the operations of Ryan, Beck, Levitt Corporation and BankAtlantic Bancorp.

(5)	Includes $207,000, $160.1 million, $9.7 million, $13.6 million and $1.3 million of banker’s acceptances at December 31, 1996, 1997, 1998, 1999 and 2000, respectively, and $8.5 million and $577,000 of banker’s acceptances at September 30, 2000 and 2001, respectively.

(6)	Other borrowings consist of FHLB advances, subordinated debentures, notes and bonds payable and guaranteed preferred beneficial interests in the Company’s junior subordinated debentures.

(7)	We computed the ratio of earnings to fixed charges by dividing earnings from continuing operations by fixed charges. For purposes of computing this ratio, “earnings” consist of income from continuing operations before provision for income taxes, extraordinary charges and changes in accounting principles plus fixed charges. “Fixed Charges” consist of the sum of interest expense on indebtedness, which includes capitalized interest and amortized premiums and discounts on indebtedness, an estimate of interest within rental expense and, where indicated, interest expense on deposits. Excluding the $6.6 million goodwill impairment, this ratio for the nine months ended September 30, 2001 would have been 1.28x including interest on deposits, and 1.49x excluding interest on deposits.

Recent Developments

      Our net income for the quarter ended December 31, 2001 was $12.2 million compared to $7.0 million for the corresponding 2000 quarter, an increase of 74%, or earnings per share of $0.22 compared to $0.16 for the same 2000 period. Included in net income for the quarter ended December 31, 2000 was a gain from our discontinued mortgage servicing operations of $245,000, net of income taxes, and an extraordinary gain of $516,000, net of income taxes, associated with the early retirement of debt. Income before discontinued operations and extraordinary items during the quarter ended December 31, 2000 was $6.2 million, or $0.14 per share. All per share data are presented on a fully diluted basis.

      Our net income for the year ended December 31, 2001 was $33.8 million compared to $24.7 million for 2000, an increase of 37%, or earnings per share of $0.69 compared to $0.54 for 2000. Our net income for the year ended December 31, 2001 included a $6.6 million non-recurring charge in the third quarter for impairment of goodwill relating to our leasing subsidiary. Included in net income for 2001 was a $1.1 million gain associated with the cumulative effect of a change in accounting principle, net of income tax, upon the adoption of Financial Accounting Standards Board Statement No. 133 related to derivative instruments and a $253,000 extraordinary loss from the retirement of our subordinated investment notes. Included in net income for 2000 was a gain from our discontinued mortgage servicing operations of $669,000, net of income taxes, and an extraordinary gain of $7.9 million, net of income taxes, associated with the early retirement of debt. Income before discontinued operations, extraordinary items, cumulative effect of a change in accounting principle and goodwill impairment during the year ended December 31, 2001 was $39.6 million compared to $16.1 million for 2000, an increase of 146%, or earnings per share of $0.79 compared to $0.38 for 2000.

Balance Sheet Data:

As of December 31,
2001

(in thousands)
Total assets	$4,653,593
Loans receivable, net	2,774,238
Securities available for sale	843,867
Investment and trading account securities, net	497,014
Cost over fair value of net assets acquired	39,859
Deposits	2,276,567
Guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	74,750
Subordinated debentures	67,067
Total stockholders’ equity	437,330

Operating Results:

	For the Three Months		For the Year Ended
	Ended December 31,		December 31,

	2000	2001	2000	2001

	(in thousands, except percent data and ratios)
Net interest income	$28,815	$34,129	$117,879	$135,932
Provision for loan losses	7,116	2,846	29,132	16,905

Net interest income after provision for loan losses	21,699	31,283	88,747	119,027
Non-interest income	41,081	36,322	116,164	125,360
Goodwill impairment	—	—	—	6,624
Non-interest expense	51,243	47,869	177,207	181,202

	For the Three Months				For the Year Ended
	Ended December 31,				December 31,

	2000		2001		2000		2001

	(in thousands, except percent data and ratios)
Income before income taxes, discontinued operations, extraordinary items and cumulative effect of a change in accounting principle	11,537		19,736		27,704		56,561
Provision for income taxes	5,323		7,578		11,607		23,629

Income before discontinued operations, extraordinary items and cumulative effect of a change in accounting principle	6,214		12,158		16,097		32,932
Income (loss) from discontinued operations (net of tax)	245		—		669		—
Extraordinary items (net of tax)	516		—		7,948		(253)
Cumulative effect of accounting changes (net of tax)			—		—		1,138

Net income	$6,975		$12,158		$24,714		$33,817

Performance Ratios
Return on average assets(1)(5)	0.55%		1.05%		0.37%		0.70%
Return on average equity(1)(5)	11.16		13.03		6.31		10.83
Net interest margin	2.66		3.11		2.72		3.01
Other non-interest income to total net revenues	55.92		51.55		48.68		46.60
Efficiency ratio(2)(5)	73.31		67.95		75.72		71.88
Efficiency ratio — banking operations(3)	60.53		53.45		56.40		53.89
Asset Quality Ratios
Non-performing assets as a percent of total loans, tax certificates and real estate owned	0.89%		1.11%		0.89%		1.11%
Loan loss allowance as a percent of non-performing loans	259.58		163.20		259.58		163.20
Loan loss allowance as a percent of total loans	1.62		1.58		1.62		1.58
Ratio of Earnings to Fixed Charges(4)(5)
Including interest on deposits	1.20	x	1.49	x	1.13	x	1.28	x
Excluding interest on deposits	1.35	x	1.84	x	1.23	x	1.50	x

(1)	ROA and ROE calculated based on income before discontinued operations, extraordinary items and cumulative effect of a change in accounting principle.

(2)	The efficiency ratio is non-interest expense as a percent of net interest income plus non-interest income.

(3)	Efficiency ratio-banking operations is non-interest expense as a percent of net interest income plus non-interest income excluding a $2.6 million restructuring charge in 2000 relating to the termination of certain ATM activities and excluding the operations of Ryan, Beck, Levitt Corporation and BankAtlantic Bancorp.

(4)	We computed the ratio of earnings to fixed charges by dividing earnings from continuing operations by fixed charges. For purposes of computing this ratio, “earnings” consist of income from continuing operations before provision for income taxes, extraordinary charges and changes in accounting principles plus fixed charges. “Fixed Charges” consist of the sum of interest expense on indebtedness, which includes capitalized interest and amortized premiums and discounts on indebtedness, an estimate of interest within rental expense and, where indicated, interest expense on deposits.

(5)	Excluding the $6.6 million goodwill impairment for the year ended December 31, 2001, ROA and ROE would have been .84% and 13%, respectively, the efficiency ratio would have been 69.35% and the ratio of earnings to fixed charges would have been 1.32x including interest on deposits and 1.56x excluding interest on deposits.

RISK FACTORS

      An investment in the trust preferred securities involves a number of risks. You should carefully read all of the information contained in this prospectus supplement and the accompanying prospectus. In addition, you should consider carefully the following risk factors and the risk factors beginning on page 6 of the accompanying prospectus before you purchase any trust preferred securities.

      Because the Trust will rely on the payments it receives from BankAtlantic Bancorp on the junior subordinated debentures to fund all payments on the trust preferred securities, and because the Trust may distribute the junior subordinated debentures in exchange for the trust preferred securities, you are making an investment decision that relates to the junior subordinated debentures being issued by BankAtlantic Bancorp as well as the trust preferred securities. You should carefully review the information in this prospectus supplement and the accompanying prospectus about the trust preferred securities, the junior subordinated debentures and the guarantee.

If BankAtlantic Bancorp Does Not Make Interest Payments on the Junior Subordinated Debentures, the Trust Will Be Unable to Pay Distributions and Liquidation Amounts on the Trust Preferred Securities and the Guarantee Will Not Apply.

      The Trust will depend solely on BankAtlantic Bancorp’s payments on the junior subordinated debentures to pay amounts due to you as quarterly distributions and the liquidation amounts on the trust preferred securities at maturity or upon earlier redemption. If BankAtlantic Bancorp defaults on its obligation to pay the principal or interest on the junior subordinated debentures, the Trust will not have sufficient funds to pay distributions or the liquidation amount on the trust preferred securities. If this happens, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the Trust has sufficient funds to make distributions on or to pay the liquidation amount of the trust preferred securities but fails to do so. Instead, you or the property trustee will have to institute a direct action against BankAtlantic Bancorp to enforce the property trustee’s rights under the indenture relating to the junior subordinated debentures.

BankAtlantic Bancorp’s Ability to Make Payments Under the Junior Subordinated Debentures to the Trust Depends Upon the Ability of our Subsidiaries, especially BankAtlantic, to Pay Dividends, which are Subject to Regulatory Limits.

      BankAtlantic Bancorp is a holding company that conducts substantially all of its operations through BankAtlantic and its other direct and indirect subsidiaries. As a result, BankAtlantic Bancorp’s ability to make payments on the junior subordinated debentures and the guarantee will depend primarily upon the receipt of dividends and other distributions from its subsidiaries, especially BankAtlantic. Dividend payments or other capital distributions from BankAtlantic are subject to regulatory limitations, generally based on capital levels and current and retained earnings. See “Risk Factors — BankAtlantic Bancorp’s Ability to Service its Debt and Pay Dividends Depends on Capital Distributions from BankAtlantic Bancorp, Which are Subject to Regulatory Limits” in the accompanying prospectus for a discussion of these regulatory restrictions and other limitations on dividend payments to BankAtlantic Bancorp.

Holders of BankAtlantic Bancorp’s Other Indebtedness May Get Paid Before You Get Paid

      BankAtlantic Bancorp’s obligations under the junior subordinated debentures and the guarantee are unsecured and subordinated and will be junior in right of payment to all of our existing and future senior indebtedness, and will likely be junior in right of payment to any future subordinated indebtedness. This means that BankAtlantic Bancorp cannot make any payments on the junior subordinated debentures or the guarantee if it is in default on any of its senior indebtedness. In addition, in the event of BankAtlantic Bancorp’s bankruptcy, liquidation or dissolution, its assets must be used to pay off its senior obligations in full before any payments may be made on the junior subordinated debentures, the guarantee or the trust preferred securities. The terms of the junior subordinated debentures and the trust preferred securities do not limit BankAtlantic

Bancorp’s ability or the ability of its subsidiaries to incur additional indebtedness, guarantees or other liabilities.

      Because BankAtlantic Bancorp is a holding company, the creditors of its subsidiaries, including depositors of BankAtlantic, also will have priority over holders of the trust preferred securities in any distribution of its subsidiaries’ assets in liquidation, reorganization or otherwise. Accordingly, the junior subordinated debentures and the guarantee will be effectively subordinated to all existing and future liabilities of BankAtlantic Bancorp’s direct and indirect subsidiaries, and you will be entitled to look only to BankAtlantic Bancorp’s assets for payments on the trust preferred securities and the junior subordinated debentures.

BankAtlantic Bancorp May Defer Interest Payments on the Junior Subordinated Debentures, Which Could Have Adverse Tax Consequences for You and Adversely Affect the Market Price of the Trust Preferred Securities.

      BankAtlantic Bancorp may, at one or more times, defer interest payments on the junior subordinated debentures for up to 20 consecutive quarters. If BankAtlantic Bancorp defers interest payments on the junior subordinated debentures, the Trust will defer distributions on the trust preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues, even though you will not receive these amounts until a later date, if at all.

      If you sell your trust preferred securities before the record date for the first distribution after a deferral period, you will never receive the cash from us related to the accrued interest that you recognized and reported for tax purposes. During a deferral period, accrued but unpaid distributions will increase your tax basis in the trust preferred securities. If you sell the trust preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

      BankAtlantic Bancorp does not currently intend to exercise its right to defer interest payments on the junior subordinated debentures. However, during a deferral period, the trust preferred securities may trade at a price that does not reflect fully the value of accrued but unpaid distributions. If you sell the trust preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the trust preferred securities. BankAtlantic Bancorp’s right to defer interest payments, even if it is not exercised, could mean that the market price of the trust preferred securities may be more volatile than the market prices of other securities without the deferral feature.

BankAtlantic Bancorp Has Made Only Limited Covenants in the Indenture, Which May Not Protect Your Investment in the Event BankAtlantic Bancorp Experiences Significant Adverse Changes in its Financial Condition or Results of Operations.

      The indenture governing the junior subordinated debentures does not require BankAtlantic Bancorp to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore does not protect holders of the junior subordinated debentures or the trust preferred securities in the event BankAtlantic Bancorp experiences significant adverse changes in its financial condition or results of operations. The indenture does not limit BankAtlantic Bancorp ’s ability or the ability of any subsidiary to incur additional indebtedness that is senior or equal in right of payment to the junior subordinated debentures. Therefore, you should not consider the provisions of the indenture as a significant factor in evaluating whether BankAtlantic Bancorp will be able to comply with its obligations under the junior subordinated debentures or the guarantee.

The Trust Preferred Securities May Be Redeemed Prior to Maturity and You May Not Be Able to Reinvest Your Principal at the Same or a Higher Rate of Return

      The junior subordinated debentures, and therefore the trust preferred securities, may be redeemed in whole or in part on one or more occasions any time on or after March 31, 2007 or in whole upon the occurrence of certain special events relating to changes in tax law, the Investment Company Act of 1940 or the treatment of the trust preferred securities for regulatory capital purposes, subject to receipt of any necessary regulatory approval. The redemption price for the junior subordinated debentures would be equal to 100% of the principal amount plus accrued and unpaid interest. If such a redemption happens, the Trust must use the redemption price it receives to redeem on a proportionate basis trust preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the junior subordinated debentures redeemed. You may not be able to reinvest your principal at the time of any redemption or later or earn a return that is as high as you were earning on the trust preferred securities.

      The redemption of the trust preferred securities would be a taxable event to you for United States federal income tax purposes.

BankAtlantic Bancorp Can Distribute the Junior Subordinated Debentures to You, Which May Have Adverse Tax Consequences for You and Which May Adversely Affect the Market Price of the Trust Preferred Securities Prior to Such Distribution.

      The Trust may be dissolved at any time before maturity of the junior subordinated debentures on March 31, 2032. If that occurs, the trustees will distribute the junior subordinated debentures to you. BankAtlantic Bancorp cannot predict the market prices for the junior subordinated debentures that would be distributed in exchange for trust preferred securities upon liquidation of the Trust. The junior subordinated debentures that you receive if the Trust is liquidated may trade at a discount to the price that you paid to purchase the trust preferred securities. Because you may receive junior subordinated debentures, your investment decision with regard to the trust preferred securities will also be an investment decision with regard to the junior subordinated debentures.

      Under current interpretations of United States federal income tax laws supporting classification of the Trust as a grantor trust for tax purposes, a distribution of the junior subordinated debentures to you upon the dissolution of the Trust would not be a taxable event to you. Nevertheless, if the Trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the junior subordinated debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of junior subordinated debentures upon the dissolution of the Trust could be a taxable event to you.

There is No Current Public Market for the Trust Preferred Securities, an Active Trading Market May Not Develop and Their Market Price May Decline After You Invest.

      There is currently no public market for the trust preferred securities. The trust preferred securities have been approved for listing on the Nasdaq National Market. However, there is no guarantee that an active or liquid trading market will develop for the trust preferred securities or that the trust preferred securities will continue to be listed on the Nasdaq National Market. If an active trading market does not develop, the market price and liquidity of the trust preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the trust preferred securities will equal or exceed the price you originally paid for them.

      The market price for the trust preferred securities, or the junior subordinated debentures that you may receive in a distribution, is also likely to decline during any period that BankAtlantic Bancorp is deferring interest payments on the junior subordinated debentures.

You Must Rely on the Property Trustee to Enforce Your Rights if There is an Event of Default Under the Indenture.

      You may not be able to directly enforce your rights against BankAtlantic Bancorp if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust preferred securities. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the junior subordinated debentures against BankAtlantic Bancorp. The holders of a majority in liquidation amount of the trust preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against BankAtlantic Bancorp to enforce the property trustee’s rights. If an event of default occurs under the trust preferred securities that is attributable to BankAtlantic Bancorp’s failure to pay interest or principal on the junior subordinated debentures, or if BankAtlantic Bancorp defaults under the guarantee, you may proceed directly against BankAtlantic Bancorp. You will not be able to exercise directly any other remedies available to the holders of the junior subordinated debentures unless the property trustee fails to do so.

As a Holder of Trust Preferred Securities You Have Very Limited Voting Rights, and BankAtlantic Bancorp Can Amend the Trust Agreement Governing the Trust to Change the Terms and Conditions of the Administration, Operation and Management of the Trust Without Your Consent.

      Holders of trust preferred securities have very limited voting rights. Your voting rights relate primarily to certain amendments to the Trust’s trust agreement and not to the administration, operation or management of the Trust. In particular, you may not elect or remove any trustees, except when there is a default under the junior subordinated debentures. If such a default occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the trust preferred securities may replace the property trustee and the Delaware trustee. In certain circumstances, amendments may be adopted without the consent of holders, and other amendments, even those which may adversely affect your rights as a holder of trust preferred securities, may be adopted with the consent of the holders of a majority in aggregate liquidation amount of the trust preferred securities. For more information regarding limitation on your ability to control amendments to the trust agreement, see “Description of the Trust Preferred Securities — Voting Rights” and “— Modification of the Amended and Restated Trust Agreement” in this prospectus supplement.

BBC CAPITAL TRUST II

      This section supplements and, to the extent it is inconsistent with, replaces the section entitled “The Trust” in the accompanying prospectus.

      BBC Capital Trust II is a statutory business trust formed under Delaware law by BankAtlantic Bancorp, as sponsor, and the trustees. The Trust was established solely for the following purposes:

•	issuing the trust preferred securities, which represent undivided beneficial ownership interests in the Trust’s assets, to the public;

•	issuing the common securities, which also represent undivided beneficial ownership interests in the Trust’s assets, to BankAtlantic Bancorp in a total liquidation amount equal to at least 3% of the Trust’s total capital;

•	using the proceeds from these issuances to purchase junior subordinated debentures from BankAtlantic Bancorp;

•	maintaining the Trust’s status as a grantor trust for federal income tax purposes; and

•	engaging in only those other activities necessary, advisable or incidental to the above, such as registering the transfer of trust preferred securities.

      The purchasers in this offering will initially own all of the trust preferred securities. See “Description of the Trust Preferred Securities — Book Entry Only Issuance — The Depository Trust Company” in this prospectus supplement. BankAtlantic Bancorp will directly or indirectly acquire common securities in an aggregate liquidation amount equal to at least 3% of the total capital of the Trust.

      Because the Trust was established only for the purposes listed above, the junior subordinated debentures will be the Trust’s sole assets. Payments on the junior subordinated debentures will be the Trust’s sole source of income. The Trust will issue only one series of trust preferred securities.

      As issuer of the junior subordinated debentures, BankAtlantic Bancorp will pay:

•	all fees, expenses and taxes related to the Trust and the offering of the Trust’s securities; and

•	all ongoing costs, expenses and liabilities of the Trust, except obligations to make distributions and other payments on the common securities and the trust preferred securities.

      The business and affairs of the Trust will be conducted by its five trustees. The three administrative trustees will be individuals who are officers of BankAtlantic Bancorp. The fourth trustee, Wilmington Trust Company, as property trustee, will hold title to the junior subordinated debentures for the benefit of the holders of the trust preferred securities and will have the power to exercise all the rights and powers of a registered holder of the junior subordinated debentures. The fifth trustee, which is also Wilmington Trust Company, as Delaware trustee, maintains its principal place of business in Delaware and meets the requirements of Delaware law for Delaware business trusts. In addition, Wilmington Trust Company, as guarantee trustee, will hold the guarantee for the benefit of the holders of the trust preferred securities.

      BankAtlantic Bancorp has the sole right to appoint, remove and replace the trustees of the Trust, unless an event of default occurs with respect to the junior subordinated debentures. In that case, the holders of a majority in liquidation amount of the trust preferred securities will have the sole right to remove and appoint the property trustee and the Delaware trustee.

      The Trust will not be required to file any reports with the SEC after the issuance of the trust preferred securities. As discussed below under the caption “Accounting Treatment” in this prospectus supplement, BankAtlantic Bancorp will not provide separate financial information about the Trust, but will include its accounts in BankAtlantic Bancorp’s consolidated financial statements included in BankAtlantic Bancorp’s periodic reports to the SEC.

USE OF PROCEEDS

      The Trust will use the proceeds from the sale of the trust preferred securities and common securities to purchase the junior subordinated debentures from BankAtlantic Bancorp. The net proceeds from the sale of the junior subordinated debentures will be approximately $47.8 million after deducting the underwriting discounts and estimated offering expenses BankAtlantic Bancorp will pay, or $55.0 million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds to finance a portion of the purchase price for our acquisition of Community and for general corporate purposes, including to contribute to the capital of BankAtlantic. If the Community acquisition is not completed, we will have broad discretion in allocating the net proceeds that would have been used to finance the acquisition.

ACCOUNTING TREATMENT

      The financial statements of the Trust will be consolidated into BankAtlantic Bancorp’s consolidated financial statements, with the trust preferred securities reflected as a liability in our consolidated balance sheet as “Guaranteed preferred beneficial interests in Company’s junior subordinated debentures” or another similar line item. The financial statement footnotes of BankAtlantic Bancorp will include appropriate disclosures about the trust preferred securities, the guarantee and the junior subordinated debentures. BankAtlantic Bancorp will record distributions that the Trust pays on the trust preferred securities as interest expense in BankAtlantic Bancorp’s consolidated statement of operations.

CAPITALIZATION

      The following table sets forth our consolidated capitalization (i) on an actual basis as of September 30, 2001, (ii) on a pro forma basis to reflect the sale of the 6.9 million shares of Class A Common Stock in December 2001 for net proceeds of $53.5 million, (iii) on a pro forma as adjusted basis to reflect the sale of the trust preferred securities in this offering and the sale of 6.9 million shares of Class A Common Stock in December 2001 and (iv) on a pro forma as adjusted basis to reflect the sale of the trust preferred securities in this offering, the sale of 6.9 million shares of Class A Common Stock in December 2001 and the acquisition of Community. This table also sets forth the capitalization of Community on an actual basis as of September 30, 2001. You should read the information in the following table in conjunction with our consolidated financial statements and related notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, which are incorporated in this prospectus by reference. The financial information in this table regarding Community was obtained from Community’s quarterly report on Form 10-Q for the quarter ended September 30, 2001 which was filed with the SEC on November 14, 2001.

	As of September 30, 2001

					Pro Forma
					Community
			Pro Forma		and December
			December		Offering
	BankAtlantic	Pro Forma	Offering	Community	As Adjusted
	Bancorp	December	As Adjusted	Savings	This
	Actual	Offering	This Offering	Actual	Offering(1)

	(Unaudited)

	(In thousands, except per share and percent data)
Deposits and borrowings
Deposits	$2,293,597	$2,293,597	$2,293,597	$666,966	$2,967,197
Advances from FHLB	1,113,979	1,113,979	1,113,979	134,143	1,249,680
Securities sold under agreements to repurchase and other short term borrowings	616,521	563,017	515,217	—	616,521
Real estate debt (including current portion)	56,036	56,036	56,036	—	56,036
Holding company debt and mortgage bonds (including current portion)	80,870	80,870	80,870	12,879	91,688
Guaranteed preferred beneficial interests in Company’s junior subordinated debentures	74,750	74,750	124,750	—	124,750
Stockholders’ equity
Preferred Stock, 10,000,000 shares authorized, none issued and outstanding	—	—	—	—	—
Class A Common Stock, 80,000,000 shares authorized: 46,202,430 shares issued and outstanding; 53,102,430 shares issued and outstanding, as adjusted	462	531	531	10,571	531
Class B Common Stock, 45,000,000 shares authorized; 4,876,124 shares issued and outstanding; 4,876,124 shares issued and outstanding, as adjusted	49	49	49	—	49
Additional paid-in capital	197,285	250,720	250,720	94,401	250,720
Retained earnings	159,955	159,955	159,955	40,704	159,955
Common stock issued to or purchased by employee benefit plans	—	—	—	(4,837)	—
Treasury stock, at cost:	—	—	—	(23,704)	—
Accumulated other comprehensive income	14,682	14,682	14,682	504	14,682

Total stockholders’ equity	$372,433	$425,937	$425,937	$117,639	$425,937

	As of September 30, 2001

					Pro Forma
					Community
			Pro Forma		and December
			December		Offering
	BankAtlantic	Pro Forma	Offering	Community	As Adjusted
	Bancorp	December	As Adjusted	Savings	This
	Actual	Offering	This Offering	Actual	Offering(1)

	(Unaudited)

	(In thousands, except per share and percent data)
Holding company debt plus guaranteed preferred beneficial interests in the Company’s junior subordinated debentures as a percentage of total stockholders’ equity(2)	41.78%	36.54%	48.27%	—	50.81%
Equity as a percent of total assets	7.81%	8.94%	8.94%	—	7.46%
Tangible equity as a percent of tangible assets	7.02%	8.15%	8.15%	—	5.71%
Book value per share	$7.29	$7.35	$7.35	—	$7.35
Tangible book value per share	$6.49	$6.64	$6.64	—	$5.52

(1)	The pro forma includes purchase accounting fair market value adjustments to the following liabilities of Community (in thousands):

Deposits	$6,634
Advances from FHLB	1,558
Other borrowings	(2,061)

(2)	Holding company debt plus guaranteed preferred beneficial interests in the Company’s junior subordinated debentures as a percentage of total tangible stockholders’ equity equaled 46.93%, 40.41%, 53.39% and 67.68%, actual, pro forma December offering, pro forma December offering as adjusted for this offering and pro forma Community and December offering as adjusted for this offering, respectively.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

      We have summarized below the material terms and provisions of the trust preferred securities. This summary supplements, and to the extent of any inconsistencies, replaces, the description set forth under the caption “Description of Trust Preferred Securities, Trust Preferred Securities Guarantee and Junior Subordinated Debt Securities — Trust Preferred Securities” in the accompanying prospectus. This summary, which describes the material provisions of the trust preferred securities, is not intended to be complete and is qualified by the amended and restated trust agreement, the form of which is filed as an exhibit to the registration statement which contains this prospectus supplement and the accompanying prospectus, by the Delaware Business Trust Act and by the Trust Indenture Act.

      The trust preferred securities will be issued pursuant to the terms of an amended and restated trust agreement. The amended and restated trust agreement has been qualified as an indenture under the Trust Indenture Act. The property trustee, Wilmington Trust Company, will act as trustee for the holders of the trust preferred securities under the amended and restated trust agreement for purposes of compliance with the provisions of the Trust Indenture Act. The terms of the trust preferred securities will include those stated in the amended and restated trust agreement and those made part of the amended and restated trust agreement by the Trust Indenture Act.

General

      The amended and restated trust agreement authorizes the administrative trustees to issue common and preferred securities, which we refer to collectively as the “trust securities,” on behalf of the Trust. The trust securities represent undivided beneficial interests in the assets of the Trust. All of the common securities will be owned, directly or indirectly, by BankAtlantic Bancorp. The common securities rank equally to, and payments will be made on a pro rata basis with, the trust preferred securities. However, if an “event of default,” as described below under “— Events of Default,” occurs and is continuing, the rights of the holders of the common securities to receive payments will be subordinated to the rights of the holders of the trust preferred securities.

      The amended and restated trust agreement does not permit the Trust to issue any securities other than the trust securities or to incur any indebtedness. Under the amended and restated trust agreement, the property trustee will own the junior subordinated debentures purchased by the Trust for the benefit of the holders of the trust securities.

      Payments on the trust preferred securities will be guaranteed by BankAtlantic Bancorp to the extent described under “Description of the Guarantee.” The guarantee will be held by Wilmington Trust Company, as guarantee trustee, for the benefit of the holders of the trust preferred securities. The guarantee does not cover payment of distributions when the Trust does not have sufficient available funds to pay those distributions. In that event, the remedy of a holder of trust preferred securities is to vote to direct the property trustee to enforce the property trustee’s rights under the junior subordinated debentures or, if there is a default in the payment of distributions, including when the Trust does not have sufficient available funds to pay those distributions, the holder may take direct action against BankAtlantic Bancorp. See “— Amended and Restated Trust Agreement Events of Default,” “— Voting Rights” and “Description of the Junior Subordinated Debentures — Indenture Events of Default.”

Distributions

      Distributions on the trust preferred securities will be fixed at an annual rate equal to 8.50% on the liquidation amount of $25 per trust preferred security. Unpaid distributions will accumulate additional interest at that same rate, compounded quarterly. The term “distribution” as used in this prospectus supplement and the accompanying prospectus includes any interest payable on unpaid distributions unless otherwise stated.

      The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. The amount of distributions payable for any period less than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in that period.

If any distribution payment date is not a business day, then the distribution will be made on the next succeeding day that is a business day and without any interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of distributions will be made on the preceding business day. A “business day” is any day other than Saturday or Sunday, or any day on which banking institutions in the City of New York are authorized or required by law, executive order or regulation to remain closed, or a day on which the property trustee’s Corporate Trust Office or the Corporate Trust Office of the indenture trustee is closed for business.

      Distributions on the trust preferred securities:

•	will be cumulative;

•	will accrue from the date of original issue; and

•	except as otherwise described below, will be payable quarterly in arrears on March 31, June 30, September 30 and December 31, of each year, commencing March 31, 2002.

Deferral of Distributions

      If the junior subordinated debentures are not in default, BankAtlantic Bancorp may defer payments of interest on the junior subordinated debentures by extending the interest payment period on the junior subordinated debentures, an “extension period,” from time to time. If BankAtlantic Bancorp exercises this extension option, quarterly distributions on the trust preferred securities would also be deferred during any such extension period. Because interest would continue to accrue on the junior subordinated debentures, any deferred distributions would also continue to accrue interest at an annual rate equal to 8.50% per annum compounded quarterly. This right to extend the interest payment period for the junior subordinated debentures is limited to a period not exceeding 20 consecutive quarters, and may not extend beyond March 31, 2032, the “stated maturity” of the junior subordinated debentures. Upon the termination of any extension period and the payment of all amounts then due, BankAtlantic Bancorp may commence a new extension period, subject to the above requirements. See “Description of the Junior Subordinated Debentures — Interest.” During any extension period, BankAtlantic Bancorp may not take certain actions. See “Description of the Junior Subordinated Debentures — Option to Extend Interest Payment Period.”

      If distributions are deferred, the deferred distributions and accumulated but unpaid distributions will be paid to holders of the trust preferred securities as they appear on the books and records of the Trust on the record date next following the termination of that extension period.

      Distributions on the trust preferred securities must be paid on the dates payable to the extent that the Trust has funds available for the payment of those distributions. The Trust’s funds available for distribution to the holders of the trust preferred securities will be limited to and derived solely from payments received from BankAtlantic Bancorp on the junior subordinated debentures. See “Description of the Junior Subordinated Debentures” in this prospectus supplement. The payment of distributions out of funds held by the Trust is guaranteed by BankAtlantic Bancorp to the extent set forth under “Description of the Guarantee” in this prospectus supplement.

      If BankAtlantic Bancorp defers payments of interest on the junior subordinated debentures, then the junior subordinated debentures would at that time be treated as being issued with original issue discount for United States federal income tax purposes. This means that you will be required to include your share of the accrued but unpaid interest on the junior subordinated debentures in your gross income for United States federal income tax purposes before you receive cash distributions from the Trust. This treatment will apply as long as you own trust preferred securities. For more information, see below under the caption “United States Federal Income Taxation — Interest Income and Original Issue Discount” in this prospectus supplement.

Payment and Record Dates

      The Trust will pay distributions to the holders of the trust preferred securities as they appear on the books and records of the Trust on the relevant record dates. The record date will be the 15th day of the month in which the relevant payment date occurs. The record dates and payment dates for the trust preferred securities are the same as the record dates and payment dates for the junior subordinated debentures.

      If the Trust does not pay a distribution because BankAtlantic Bancorp fails to make the corresponding interest payment on the junior subordinated debentures, that defaulted distribution will be payable to the person in whose name the trust preferred security is registered on the special record date established by the administrative trustees. This record date will correspond to the special record date or other specified date determined in accordance with the indenture. This means that the defaulted distribution may not be paid to the person in whose name the trust preferred security is registered on the original record date. However, distributions will not be considered payable on any distribution payment date falling within an extension period unless BankAtlantic Bancorp has elected to make a full or partial payment of interest accrued on the junior subordinated debentures on that distribution payment date. The Trust will pay distributions on the trust preferred securities through the property trustee, which will hold amounts received on the junior subordinated debentures for the benefit of the holders of the trust securities. Subject to any applicable laws and regulations and the provisions of the amended and restated trust agreement, if the trust preferred securities are issued in the form of global securities, as is expected, each payment of distributions will be made as described under “Book-Entry Only Issuance — The Depository Trust Company” below.

Redemption

      The junior subordinated debentures will be redeemable prior to the stated maturity at the option of BankAtlantic Bancorp at a redemption price equal to 100% of the principal amount, plus accrued interest to the date of redemption:

•	in whole or in part, from time to time, on or after March 31, 2007; or

•	at any time, in whole but not in part, upon the occurrence and continuation of a special event as defined under “Description of the Junior Subordinated Debentures — Optional Redemption” in this prospectus supplement.

      The Trust will use the proceeds from any repayment or redemption of the junior subordinated debentures to simultaneously redeem trust securities having an aggregate liquidation amount equal to the aggregate principal amount of the junior subordinated debentures so repaid or redeemed, the “redemption price.” The Trust must give holders of trust securities not less than 30 nor more than 60 days’ notice of any early redemption. See “Description of the Junior Subordinated Debentures — Optional Redemption” in this prospectus supplement. If fewer than all of the outstanding trust preferred securities are to be redeemed, the Trust will redeem the trust preferred securities pro rata. Any early redemption may require prior approval of BankAtlantic Bancorp’s primary federal regulator.

      If BankAtlantic Bancorp does not elect to redeem the junior subordinated debentures, then the trust preferred securities will remain outstanding until the repayment of the junior subordinated debentures, unless BankAtlantic Bancorp liquidates the Trust and distributes the junior subordinated debentures to you.

Redemption Procedures

      The Trust may not redeem fewer than all of the outstanding trust preferred securities unless it has paid all accrued and unpaid distributions on all trust preferred securities for all quarterly distribution periods terminating on or prior to the date of redemption.

      If the Trust gives a notice of redemption of the trust preferred securities and BankAtlantic Bancorp has deposited with the Trust a sufficient amount of cash in connection with the related redemption or maturity of the junior subordinated debentures, then upon the date of such deposit:

•	distributions will cease to accrue on the trust preferred securities called for redemption;

•	the trust preferred securities called for redemption will no longer be deemed to be outstanding; and

•	all rights of holders of the trust preferred securities called for redemption will cease, except the right of the holders of those trust preferred securities to receive the redemption price, but without interest.

      Any notice of redemption will be irrevocable. If any date fixed for redemption of trust preferred securities is not a business day, then payment of the redemption price will be made on the next succeeding day that is a business day (and without any interest or other payment because of the delay) except that, if the business day falls in the next calendar year, the payment will be made on the immediately preceding business day.

      If BankAtlantic Bancorp fails to repay junior subordinated debentures on maturity or on the date fixed for a redemption or if payment of the redemption price is improperly withheld or refused and not paid by the Trust or by BankAtlantic Bancorp under its guarantee, distributions on those trust preferred securities will continue to accrue to the date of payment. In that case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

      The Trust will not be required to:

•	issue, register the transfer of or exchange any trust preferred securities during a period beginning at the opening of business 15 calendar days before the mailing of a notice of redemption of trust preferred securities and ending at the close of business on the day of the mailing of the relevant notice of redemption; or

•	register the transfer or exchange of any trust preferred securities so selected for redemption, in whole or in part, except the unredeemed portion of any trust preferred securities being redeemed in part.

      Subject to the foregoing and applicable law, including, without limitation, United States federal securities laws and the regulations of its primary federal regulator, BankAtlantic Bancorp or its affiliates may, at any time, purchase outstanding trust preferred securities by tender, in the open market or by private agreement.

Optional Liquidation of the Trust and Distribution of the Junior Subordinated Debentures

      BankAtlantic Bancorp will have the right at any time to liquidate the Trust and cause the junior subordinated debentures to be distributed to the holders of the trust securities. This may require the prior approval of BankAtlantic Bancorp’s primary federal regulator if approval is then required under applicable law. If the junior subordinated debentures are distributed to the holders of the trust preferred securities, the Trust will use its best efforts to cause the junior subordinated debentures to be listed on any exchange on which the trust preferred securities are then listed.

      On the date for any distribution of junior subordinated debentures upon dissolution of the Trust:

•	the trust preferred securities will no longer be deemed to be outstanding;

•	DTC, as defined herein under “Book-Entry Only Issuance — The Depository Trust Company,” or its nominee, as the record holder of the trust preferred securities, will receive a registered global certificate or certificates representing the junior subordinated debentures to be delivered upon that distribution;

•	certificates representing the junior subordinated debentures shall be issued to holders of trust preferred securities certificates not held by DTC or its nominee upon surrender of such certificates to the administrative trustees at their agent for exchange;

•	any trust preferred securities certificates not surrendered for exchange shall be deemed to represent junior subordinated debentures having:

•	an aggregate principal amount equal to the aggregate stated liquidation amount of the trust preferred securities;

•	an interest rate identical to the distribution rate of the trust preferred securities; and

•	accrued and unpaid interest equal to accrued and unpaid distributions on the trust preferred securities.

Liquidation Distribution upon Dissolution

      If the Trust liquidates, dissolves, winds-up or terminates, each a “liquidation,” holders of the trust preferred securities will be entitled to receive out of the assets of the Trust, after satisfaction of liabilities to creditors, distributions in an amount equal to the aggregate of the stated liquidation amount of $25 per trust preferred security, plus accrued and unpaid distributions to the date of payment, the “liquidation distribution.” These distributions will not be paid if, in connection with a liquidation, junior subordinated debentures with terms that match the trust preferred securities have been distributed on a pro rata basis to the holders of the trust preferred securities.

      If, upon any liquidation, the liquidation distribution can be paid only in part because the Trust does not have sufficient assets to pay in full the entire liquidation distribution, then the amounts payable directly by the Trust on the trust preferred securities will be paid on a pro rata basis.

      The holders of the trust common securities will be entitled to receive distributions upon any liquidation pro rata with the holders of the trust preferred securities. However, if an amended and restated trust agreement event of default has occurred and is continuing, the trust preferred securities will have a preference over the trust common securities with regard to those distributions.

      Pursuant to the amended and restated trust agreement, the Trust will terminate:

•	on March 31, 2032, the expiration of the term of the Trust;

•	upon the bankruptcy of BankAtlantic Bancorp;

•	upon the delivery of written direction to the property trustee by BankAtlantic Bancorp at any time to dissolve the Trust and distribute the junior subordinated debentures to security holders in exchange for the trust preferred securities;

•	upon the redemption of all of the trust preferred securities in connection with the redemption of all of the junior subordinated debentures; or

•	upon the entry of an order for dissolution of the Trust by a court of competent jurisdiction.

Amended and Restated Trust Agreement Events of Default

      An “indenture event of default” is an event of default under the junior subordinated debenture indenture and also constitutes an event of default under the amended and restated trust agreement relating to the trust securities. See “Description of the Junior Subordinated Debentures — Indenture Events of Default” in this prospectus supplement for a description of indenture events of default.

      Under the amended and restated trust agreement, the holder of the trust common securities will be deemed to have waived any amended and restated trust agreement event of default relating to the trust common securities until all amended and restated trust agreement events of default relating to the trust preferred securities have been cured, waived or otherwise eliminated. Until all amended and restated trust agreement events of default relating to the trust preferred securities have been cured, waived or otherwise eliminated, the property trustee will be acting solely on behalf of the holders of the trust preferred securities. Only the holders of the trust preferred securities, and not the holder of trust common securities, will have the right to direct the property trustee with respect to certain matters under the amended and restated trust agreement, and therefore the indenture. If an amended and restated trust agreement event of default relating to the trust preferred securities is waived by the holders of the trust preferred securities, the holders of the trust common securities have agreed that the waiver also constitutes a waiver of the amended and restated trust agreement event of default relating to the trust common securities for all purposes under the amended and restated trust agreement without any further act, vote or consent of the holders of the trust common securities.

      If the property trustee fails to enforce its rights under the junior subordinated debentures after a holder of trust preferred securities has made a written request, the holder of trust preferred securities may directly institute a legal proceeding against BankAtlantic Bancorp to enforce these rights without first suing the property trustee or any other person or entity. If an amended and restated trust agreement event of default has occurred and is continuing and the event is attributable to the failure of BankAtlantic Bancorp to pay interest or principal on the junior subordinated debentures on the date the interest or principal is otherwise payable, or in the case of redemption, the redemption date, then a holder of trust preferred securities may also bring a direct action against BankAtlantic Bancorp. This means that a holder may directly sue BankAtlantic Bancorp to enforce payment of the principal or interest on the junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of the trust preferred securities of the holder on or after the respective due date specified in the junior subordinated debentures. The holder need not first direct the property trustee to enforce the terms of the junior subordinated debentures or sue BankAtlantic Bancorp to enforce the property trustee’s rights under the junior subordinated debentures.

      In connection with the direct action, BankAtlantic Bancorp will be subrogated to the rights of the holder of trust preferred securities under the amended and restated trust agreement to the extent of any payment made by BankAtlantic Bancorp to that holder of trust preferred securities in the direct action. This means that BankAtlantic Bancorp will be entitled to payment of amounts that a holder of trust preferred securities receives in respect of an unpaid distribution that resulted in the bringing of a direct action to the extent that the holder receives or has already received full payment relating to the unpaid distribution from the Trust. The holders of trust preferred securities will not be able to exercise directly any other remedy available to the holders of the junior subordinated debentures.

      Upon the occurrence of an indenture event of default, the property trustee as the sole holder of the junior subordinated debentures will have the right under the indenture to declare the principal of and interest on the junior subordinated debentures to be immediately due and payable. BankAtlantic Bancorp and the Trust are each required to file annually with the property trustee an officer’s certificate as to its compliance with all conditions and covenants under the amended and restated trust agreement.

Voting Rights

      Except as described under “— Modification of the Amended and Restated Trust Agreement” below and as otherwise required by the Delaware Business Trust Act, the Trust Indenture Act and the amended and restated trust agreement, the holders of the trust preferred securities will have no voting rights.

Modification of the Amended and Restated Trust Agreement

      The amended and restated trust agreement may be modified and amended by the trustees and BankAtlantic Bancorp. However, if any proposed amendment provides for, or the administrative trustees otherwise propose to effect:

•	any action that would adversely affect the powers, preferences or special rights of the trust preferred securities, whether by way of amendment to the amended and restated trust agreement or otherwise; or

•	the dissolution, winding-up or termination of the Trust other than pursuant to the terms of the amended and restated trust agreement,

then the holders of the trust preferred securities voting together as a single class will be entitled to vote on the amendment or proposal. That amendment or proposal will not be effective except with the approval of at least a majority in liquidation amount of the trust preferred securities affected thereby.

      No amendment or modification may be made to the amended and restated trust agreement if the amendment or modification would:

•	cause the Trust to be deemed an “investment company” which is required to be registered under the Investment Company Act; or

•	impose any additional obligation on BankAtlantic Bancorp and the administrative trustees without their consent.

      Furthermore, the property trustee is not required to enter into any amendment to the amended and restated trust agreement which would affect its own rights, duties or immunities under the amended and restated trust agreement.

Mergers, Consolidations or Amalgamations

      The Trust may not consolidate, amalgamate or merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any corporation or other body, except as described below. The Trust may, with the consent of the administrative trustees and without the consent of the holders of the trust securities, the property trustee or the Delaware trustee, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any State of the United States; provided, that:

•	if the Trust is not the survivor, the successor entity either:

•	expressly assumes all of the obligations of the Trust under the trust securities; or

•	substitutes for the trust securities other securities having substantially the same terms as the trust securities, so long as the successor securities rank the same as the trust securities rank regarding distributions and payments upon liquidation, redemption and otherwise;

•	BankAtlantic Bancorp expressly appoints a trustee of the successor entity possessing the same powers and duties as the property trustee, in its capacity as the holder of the junior subordinated debentures;

•	the trust preferred securities or any successor securities are listed, or any successor securities will be listed upon notification of issuance, on any national securities exchange, automated quotation system or with another organization on which the trust preferred securities are then listed or quoted;

•	the merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the trust securities, including any successor securities, in any material respect;

•	prior to the merger, consolidation, amalgamation or replacement, the Trust has received an opinion from counsel that:

•	the merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the trust securities, including any successor securities, in any material respect; and

•	following the merger, consolidation, amalgamation or replacement, neither the Trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

•	BankAtlantic Bancorp owns all of the common securities of the successor entity and guarantees the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee.

      Despite the foregoing, the Trust will not, except with the consent of holders of 100% in liquidation amount of the trust securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if the consolidation, amalgamation, merger or replacement would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

Book-Entry Only Issuance — The Depository Trust Company

      The trust preferred securities will be book-entry securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global trust preferred securities, without distribution coupons. Each global trust preferred security will be deposited with, or on behalf of, The Depository Trust Company, “DTC,” a securities depository, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of the trust preferred securities and will be considered the sole owner of the trust preferred securities for purposes of the amended and restated trust agreement.

      Purchasers of trust preferred securities may only hold interests in the global notes through DTC if they are a participant in the DTC system. Purchasers may also hold interests through a securities intermediary — a bank, brokerage house or other institution that maintains securities accounts for customers — that has an account with DTC or its nominee. DTC will maintain accounts showing the trust preferred security holdings of its participants, and these participants will in turn maintain accounts showing the trust preferred security holdings of their customers. Some of these customers may themselves be securities intermediaries holding trust preferred securities for their customers. Thus, each beneficial owner of a book-entry trust preferred security will hold that trust preferred security indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

      The trust preferred securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of the trust preferred securities will generally not be entitled to have the trust preferred securities represented by the global securities registered in its name and will not be considered the owner under the amended and restated trust agreement. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder’s ownership of trust preferred securities. The book-entry system for holding trust preferred securities eliminates the need for physical movement of certificates and is the system through which most publicly traded common stock is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.

      A beneficial owner of book-entry securities represented by a global trust preferred security may exchange the securities for definitive (paper) trust preferred securities only if:

•	DTC is unwilling or unable to continue as depositary for the global trust preferred security and BankAtlantic Bancorp is unable to find a qualified replacement;

•	the Trust at its option advises DTC in writing that it elects to terminate the book-entry system through DTC; or

•	an amended and restated trust agreement event of default has occurred and is continuing.

      Any global trust preferred security that is exchangeable will be exchangeable in whole for definitive trust preferred securities in registered form, with the same terms and of an equal aggregate liquidation amount, in denominations of $25 and whole multiples of $25. Definitive trust preferred securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions it receives from its participants.

      In this prospectus supplement and accompanying prospectus, for book-entry trust preferred securities, references to actions taken by trust preferred security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to trust preferred security holders will mean payments and notices of redemption to DTC as the registered holder of the trust preferred securities for distribution to participants in accordance with DTC’s procedures.

      DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

      BankAtlantic Bancorp and the trustees will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      DTC may discontinue providing its services as securities depositary with respect to the trust preferred securities at any time by giving reasonable notice to the Trust. Under those circumstances, if a successor securities depositary is not obtained, trust preferred securities certificates will be required to be printed and delivered. Additionally, the administrative trustees, with the consent of BankAtlantic Bancorp, may decide to discontinue use of the system of book-entry transfers through DTC or any successor depositary with respect to the trust preferred securities. In that event, certificates for the trust preferred securities will be printed and delivered.

      The information in this Section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of that information.

Payment

      Payments on the trust preferred securities represented by the global certificates will be made to DTC, which will credit the relevant accounts at DTC on the applicable distribution dates. In the case of certificated securities, payments will be made at the Trust’s option by wire transfer or check mailed to the address of the holder as that address appears on the records of the Trust’s registrar and transfer agent as of the relevant record date.

Registrar, Transfer Agent and Paying Agent

      If the trust preferred securities do not remain in book-entry only form, the following provisions will apply:

•	the property trustee will act as paying agent and may at any time designate an additional or substitute paying agent acceptable to BankAtlantic Bancorp and the administrative trustees;

•	registration of transfers of trust preferred securities will be effected without charge by or on behalf of the Trust, but upon payment in respect of any tax or other government charges that may be imposed in relation to it; and

•	the Trust will not be required to register or cause to be registered the transfer of trust preferred securities:

•	after those trust preferred securities have been called for redemption; or

•	during a period at the opening of business 15 calendar days before the date of mailing of a notice of redemption and ending at the close of business on the day of such mailing.

Information Concerning the Property Trustee

      Prior to the occurrence of a default with respect to the trust securities and after the curing of any defaults that may have occurred, the property trustee undertakes to perform only such duties as are specifically set forth in the amended and restated trust agreement or required by the Trust Indenture Act. After such a default, the property trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the amended and restated trust agreement at the request of any holder of trust preferred securities, unless offered indemnity satisfactory to it by the holder against the costs, expenses and liabilities that the property trustee might incur by exercising those powers. The property trustee also serves as trustee under the guarantee and the indenture.

Governing Law

      The amended and restated trust agreement and the trust preferred securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

Miscellaneous

      The administrative trustees are authorized and directed to operate the Trust in such a way so that the Trust will not be required to register as an “investment company” under the Investment Company Act or be characterized as other than a grantor trust for United States federal income tax purposes.

      BankAtlantic Bancorp is authorized and directed to conduct its affairs so that the junior subordinated debentures will be treated as indebtedness of BankAtlantic Bancorp for United States federal income tax purposes. In this connection, BankAtlantic Bancorp and the administrative trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of BBC Capital Trust II or the articles of incorporation of BankAtlantic Bancorp, that each of BankAtlantic Bancorp and the administrative trustees determine in their discretion to be necessary or desirable to achieve that end, so long as that action does not adversely affect the interests of the holders of the trust preferred securities or vary the terms of the trust preferred securities.

      Holders of the trust preferred securities have no preemptive rights.

DESCRIPTION OF THE GUARANTEE

      BankAtlantic Bancorp will agree, to the extent set forth in the guarantee, to pay in full to the holders of the trust preferred securities the trust guarantee payments, as defined in the accompanying prospectus, except to the extent paid by the Trust, as and when due, regardless of any defense, right of setoff or counterclaim which the Trust may have or assert. BankAtlantic Bancorp’s obligation to make a payment under the guarantee may be satisfied by direct payment of the required amounts by BankAtlantic Bancorp to the holders of trust preferred securities or by causing the Trust to pay those amounts to those holders. However, the guarantee does not apply when the Trust does not have sufficient funds to make the payments. If BankAtlantic Bancorp does not make payments on the junior subordinated debentures, the Trust will not have sufficient funds to make payments on the trust preferred securities.

      BankAtlantic Bancorp’s obligation under the guarantee will constitute one of its unsecured obligations and will rank subordinate and junior in right of payment to all of its other liabilities, including the junior subordinated debentures, except those obligations or liabilities made equal or subordinate to the guarantee.

      The guarantee, when taken together with BankAtlantic Bancorp’s obligations under the junior subordinated debentures and the indenture and its obligations under the amended and restated trust agreement, including its obligations to pay costs, expenses, debts and liabilities of the Trust, other than with respect to the trust securities, provides a full and unconditional guarantee, on a subordinated basis, by BankAtlantic Bancorp of payments due on the trust preferred securities.

      The guarantee has been qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company will act as guarantee trustee. Prior to the occurrence of a default with respect to BankAtlantic Bancorp’s obligations under the guarantee agreement and after the curing of any defaults that may have occurred, the guarantee trustee undertakes to perform only such duties as are specifically set forth in the guarantee agreement or required by the Trust Indenture Act. After such a default, the guarantee trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.

      The terms of the guarantee will be those set forth in that guarantee and those made part of the guarantee by the Trust Indenture Act. The guarantee will be governed by Florida law. The guarantee will be held by the guarantee trustee for the benefit of the holders of the trust preferred securities. Except for changes that do not materially adversely affect the rights of holders of trust preferred securities, the guarantee may only be amended with the prior approval of holders of a majority in liquidation amount of the trust preferred securities. The form of guarantee is filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

      We have summarized below the material terms of the junior subordinated debentures in which the Trust will invest the proceeds from the issuance and sale of the trust securities. This summary supplements and, to the extent of any inconsistencies, replaces the description set forth under “Description of Trust Preferred Securities, Trust Preferred Securities Guarantee and Junior Subordinated Debt Securities — Description of Junior Subordinated Debt Securities” in the accompanying prospectus. The following description is not intended to be complete and is qualified by the indenture, dated as of March 5, 2002, between BankAtlantic Bancorp and Wilmington Trust Company, as trustee, the “indenture.” The form of indenture is filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

General

      The junior subordinated debentures will be issued as unsecured debt of BankAtlantic Bancorp under the indenture and will be limited in aggregate principal amount to approximately $51,546,400 (or $59,278,375 if the underwriters’ over-allotment option is exercised in full). This amount is the sum of the aggregate stated liquidation value of the trust securities.

      The junior subordinated debentures are not subject to any sinking fund provision. The entire principal amount of the junior subordinated debentures will mature and become due and payable, together with any accrued and unpaid interest on the junior subordinated debentures, including compound interest, as defined below under “— Option to Extend Interest Payment Period” and additional interest, as defined below under “— Additional Interest,” if any, on March 31, 2032.

      If junior subordinated debentures are distributed to holders of trust preferred securities in liquidation of the holders’ interests in the Trust, those junior subordinated debentures are expected to be issued as a global security. As described in this prospectus supplement, under limited circumstances junior subordinated debentures may be issued in certificated form in exchange for a global security. See “— Global Security; Book-Entry Issue” below. If junior subordinated debentures are issued in certificated form, those junior subordinated debentures will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below. Payments on junior subordinated debentures issued as a global security will be made to DTC, to a successor depositary or, in the event that no depositary is used, to a paying agent for the junior subordinated debentures. In the event junior subordinated debentures are issued in certificated form, principal and interest will be payable, the transfer of the junior subordinated debentures will be registrable and junior subordinated debentures will be exchangeable for junior subordinated debentures of other denominations of a like aggregate principal amount, at the corporate trust office of the property trustee in Wilmington, Delaware. At its option, BankAtlantic Bancorp may make payment of interest by check mailed to the address of the holder entitled to that payment or by wire transfer to an account appropriately designated by the holder entitled to that payment.

      BankAtlantic Bancorp does not intend to issue and sell the junior subordinated debt securities to any purchaser other than the Trust.

      There are no covenants or provisions in the indenture that would afford the holders of the junior subordinated debentures protection in the event of a highly leveraged transaction or other similar transaction involving BankAtlantic Bancorp that may adversely affect those holders.

Subordination

      To the extent described in the indenture, the junior subordinated debentures are subordinated and junior in right of payment to all present and future senior indebtedness of BankAtlantic Bancorp (as defined below) and rank equal with and are equivalent to creditor obligations of those holding general unsecured claims not entitled to statutory priority under the United States Bankruptcy Code or otherwise. No payment may be made of principal, including redemption payments, or interest on the junior subordinated debentures if:

•	there is a default in the payment of the principal of, premium, if any, interest on or otherwise in respect of any senior indebtedness; or

•	the maturity of any senior indebtedness has been accelerated because of a default.

      Upon any distribution of assets of BankAtlantic Bancorp to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all of the principal of, and interest on, all senior indebtedness of BankAtlantic Bancorp must be paid in full before the holders of the junior subordinated debentures are entitled to receive or retain any payment.

      The term “senior indebtedness” means, with respect to BankAtlantic Bancorp:

•	any payment due in respect of BankAtlantic Bancorp’s indebtedness:

•	for money borrowed, including any financial derivative, hedging or futures contract or similar instrument, or

•	evidenced by securities, debentures, bonds, notes or other similar instruments issued by BankAtlantic Bancorp or any entity or business that it may subsequently acquire including, without limitation, all obligations under its indentures with various trustees, regardless of whether that indebtedness exists on the date BankAtlantic Bancorp issues the junior subordinated debentures or it subsequently creates, incurs or acquires it.

•	all capital lease obligations;

•	all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of BankAtlantic Bancorp’s under any title retention agreement, but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations;

•	all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•	all obligations of the type referred to in the preceding bullet points of other persons, the payment of which BankAtlantic Bancorp is responsible or liable for as obligor, guarantor or otherwise; and

•	all obligations of the type referred to in the preceding bullet points of other persons secured by any lien on any property or asset of BankAtlantic Bancorp, whether or not it has assumed that obligation, except for

•	any indebtedness that is by its terms expressly subordinated to, or of equal rank with, the junior subordinated debentures,

•	any indebtedness which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to BankAtlantic Bancorp,

•	any indebtedness between or among BankAtlantic Bancorp and/or its affiliates, and

•	any indebtedness that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business, to the extent that payments made to the obligees of such indebtedness by the holders of the junior subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of the subordination provisions to which such indebtedness is subject.

      Upon satisfaction of all claims of all senior indebtedness, the rights of the holders of the junior subordinated debentures will be subrogated to the rights of the holders of senior indebtedness of BankAtlantic Bancorp to receive payments or distributions applicable to senior indebtedness until all amounts owing on the junior subordinated debentures are paid in full. Senior indebtedness will continue to be senior indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of that senior indebtedness.

      The indenture does not limit the aggregate amount of senior indebtedness that may be issued or entered into by BankAtlantic Bancorp. As of December 31, 2001, senior indebtedness of BankAtlantic Bancorp aggregated approximately $67.1 million. In addition, because BankAtlantic Bancorp is a holding company, the junior subordinated debentures are effectively subordinated to all existing and future liabilities of BankAtlantic Bancorp’s subsidiaries, including depositors of BankAtlantic.

Optional Redemption

      BankAtlantic Bancorp will have the right to redeem the junior subordinated debentures prior to their stated maturity:

•	in whole or in part, from time to time, on or after March 31, 2007; or

•	at any time, in whole but not in part, upon the occurrence and continuation of a special event, as defined below;

in either case, upon not less than 30 nor more than 60 days’ notice. The redemption price will be equal to 100% of the principal amount to be redeemed, plus accrued interest to the date of redemption. The redemption may require prior approval of BankAtlantic Bancorp’s primary federal regulator if approval is then required under applicable law.

      A “special event” means a tax event, an investment company event, or a capital treatment event, each as defined below.

      A “tax event” means that the property trustees will have received an opinion of counsel that, as a result of any amendment to, or change (including any announced prospective change) in, the laws or any regulations thereunder of the United States or any political subdivision or taxing authority of or in the United States, or any official administrative pronouncement or judicial decision interpreting or applying those laws or regulations, which amendment or change is effective, or pronouncement or decision is announced, on or after the date of original issuance of the trust preferred securities, there is more than an insubstantial risk that:

•	the Trust is, or will be within 90 days after the date of the opinion, subject to United States federal income tax with respect to income received or accrued on the junior subordinated debentures;

•	interest payable by BankAtlantic Bancorp on the junior subordinated debentures is not, or within 90 days after the date of the opinion will not be, deductible by BankAtlantic Bancorp, in whole or in part, for United States federal income tax purposes; or

•	the Trust is, or will be within 90 days after the date of the opinion, subject to more than a minimal amount of other taxes, duties or other governmental charges.

      An “investment company event” means that BankAtlantic Bancorp will have received an opinion of counsel that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, which change becomes effective on or after the date or original issuance of the trust preferred securities, the Trust is, or will be considered, an investment company that is required to be registered under the Investment Company Act.

      A “capital treatment event” means the reasonable determination by BankAtlantic Bancorp that, as a result of any amendment to, or change (including any proposed change) in, the laws or any regulations thereunder of the United States or any political subdivision of the United States, or any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective, or proposed change pronouncement, action or decision is announced on or after the date of original issuance of the trust preferred securities, there is more than an insubstantial risk that BankAtlantic Bancorp would not be entitled to treat an amount equal to the liquidation amount of the trust preferred securities as “Tier 1 Capital” (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies) if BankAtlantic Bancorp were a bank holding company subject to such capital adequacy guidelines, or any capital adequacy guidelines as then in effect and applicable to BankAtlantic Bancorp. There are currently no capital adequacy guidelines applicable to savings bank holding companies such as BankAtlantic Bancorp.

Interest

      The junior subordinated debentures will bear interest at an annual rate of 8.50% from the original date of issuance, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, commencing March 31, 2002. Each date on which interest is payable is called an “interest payment date.”

      Interest will be paid to the person in whose name the junior subordinated debenture is registered on the relevant record date. If the junior subordinated debentures are in book-entry form, the record dates for the junior subordinated debentures will be one business day prior to the relevant interest payment date. If the junior subordinated debentures are not in book-entry form, the record dates for the junior subordinated debentures will be the 15th day of the month in which the relevant interest payment date occurs.

      The period beginning on and including the date of original issue and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date is called an “interest period.”

      The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period will be computed on the basis of the actual number of days elapsed in such period. If any interest payment date is not a business day, then the interest payment will be made on the next succeeding day that is a business day and without any interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the preceding business day.

Option to Extend Interest Payment Period

      BankAtlantic Bancorp can defer interest payments one or more times by extending the interest payment period for a period not exceeding 20 consecutive quarterly periods. However, no extension period may extend beyond the maturity of the junior subordinated debentures. At the end of an extension period, BankAtlantic Bancorp will pay all interest then accrued and unpaid, including any additional interest as described under “— Additional Interest” below, together with interest thereon compounded at the rate specified for the junior subordinated debentures to the extent permitted by applicable law, “compound interest.” Upon the termination of any extension period and the payment of all amounts then due, BankAtlantic Bancorp may commence a new extension period, subject to the terms set forth in this section. No interest during an extension period, except at the end of that extension period, will be due and payable.

      During any such extension period, BankAtlantic Bancorp may not:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock;

•	make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any of its debt securities that rank equally with or junior in interest to the junior subordinated debentures;

•	redeem, purchase or acquire less than all of the outstanding junior subordinated debentures or any of the trust preferred securities; or

•	make any guarantee payments on any guarantee of debt securities of any of our subsidiaries if that guarantee ranks equally with or junior in interest to the junior subordinated debentures;

other than:

•	the combination or reclassification of any class of BankAtlantic Bancorp’s capital stock into another class of capital stock or the exchange or conversion of one class of its capital stock for another class or series of its capital stock;

•	dividends or distributions in any class of BankAtlantic Bancorp’s common stock;

•	payments under the guarantee;

•	any declaration of a dividend in connection with the implementation of a shareholders’ rights plan, or issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto;

•	purchases of common stock related to rights under any of our benefit plans; and

•	purchases by BankAtlantic Bancorp of fractional interests in shares of its capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being exchanged or converted.

      BankAtlantic Bancorp has no present intention of exercising its right to defer payments of interest by extending the interest payment period on the junior subordinated debentures. If the property trustee is the sole holder of the junior subordinated debentures, BankAtlantic Bancorp will give the administrative trustees, the property trustee and the indenture trustee notice of its election to extend the interest payment period one business day prior to the earlier of:

•	the next date on which distributions on the trust preferred securities are payable; or

•	if the junior subordinated debentures are then listed, the date the Trust is required to give notice to the Nasdaq National Market or any other applicable self-regulatory organization or to holders of the trust preferred securities of the record date or the date the distribution is payable.

      The property trustee will then give notice of BankAtlantic Bancorp’s election to extend the interest payment period to the holders of the trust preferred securities.

      If the property trustee is not the sole holder of the junior subordinated debentures, BankAtlantic Bancorp will give the holders of the junior subordinated debentures notice of its election to extend the interest payment period at least one business day prior to the earlier of:

•	the next interest payment date; or

•	if the junior subordinated debentures are then listed, the date upon which BankAtlantic Bancorp is required to give notice to the Nasdaq National Market or any other applicable self-regulatory organization or to holders of the junior subordinated debentures of the record or payment date of the related interest payment.

Additional Interest

      If, at any time, the Trust or the property trustee is required to pay any taxes, duties, assessments or governmental charges of whatever nature, other than withholding taxes, imposed by the United States, or any other taxing authority, then BankAtlantic Bancorp will be required to pay additional interest on the junior subordinated debentures. “Additional interest” will be an amount sufficient so that the net amounts received and retained by the Trust and by the property trustee after paying any such taxes, duties, assessments or other governmental charges will be equal to the amounts the Trust and the property trustee would have received had no such taxes, duties, assessments or other governmental charges been imposed. This means that the Trust will be in the same position it would have been if it did not have to pay such taxes, duties, assessments or other charges.

Indenture Events of Default

      Any one of the following events will constitute an indenture event of default with respect to the junior subordinated debentures:

•	failure for 30 days to pay any interest on the junior subordinated debentures when due (subject to the deferral of any due date in the case of an extended interest payment period); or

•	failure to pay any principal on the junior subordinated debentures when due, whether at maturity, upon redemption by declaration or otherwise; or

•	failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to BankAtlantic Bancorp from the property trustee or the holders of at least 25% in aggregate outstanding principal amount of the junior subordinated debentures; or

•	certain events in bankruptcy, insolvency or reorganization of BankAtlantic Bancorp.

      If any indenture event of default occurs and is continuing, the property trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the junior subordinated debentures, will have the right to declare the principal of and the interest on the junior subordinated debentures, including any compound interest and additional interest, if any, and any other amounts payable under the indenture to be immediately due and payable. The property trustee may also enforce its other rights as a creditor relating to the junior subordinated debentures. An indenture event of default also constitutes an amended and restated trust agreement event of default. The holders of trust preferred securities in certain circumstances have the right to direct the property trustee to exercise its rights as the holder of the junior subordinated debentures. See “Description of the Trust Preferred Securities — Amended and Restated Trust Agreement Events of Default” in this prospectus supplement.

      If the property trustee fails to enforce its rights under the junior subordinated debentures after a holder of the trust preferred securities has made a written request, the holder of the trust preferred securities may institute a legal proceeding directly against BankAtlantic Bancorp to enforce the property trustee’s rights under the junior subordinated debentures without first instituting any legal proceeding against the property trustee or any other person or entity.

      Despite the foregoing, if an amended and restated trust agreement event of default has occurred and is continuing and that event is attributable to the failure of BankAtlantic Bancorp to pay interest or principal on the junior subordinated debentures when that interest or principal is otherwise payable, BankAtlantic Bancorp acknowledges that, in that event, a holder of trust preferred securities may sue for payment on or after the respective due date specified in the junior subordinated debentures. Despite any payments made to the holder of trust preferred securities by BankAtlantic Bancorp in connection with a direct action, BankAtlantic Bancorp will remain obligated to pay the principal of or interest on the junior subordinated debentures held by the Trust or the property trustee. BankAtlantic Bancorp will be subrogated to the rights of the holder of those trust preferred securities relating to payments on the trust preferred securities to the extent of any payments made by BankAtlantic Bancorp to that holder in any direct action.

      Except as provided in the preceding paragraphs and in the guarantee, the holders of trust preferred securities will not be able to exercise directly any other remedy available to the holders of the junior subordinated debentures.

Information Concerning the Indenture Trustee

      Prior to the occurrence of a default with respect to the junior subordinated debentures and after the curing of any defaults that may have occurred, the indenture trustee undertakes to perform only such duties as are specifically set forth in the indenture or required by the Trust Indenture Act. After such a default, the indenture trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers if it has reasonable grounds for believing that the repayment of such funds or liability is not reasonably assured to it under the terms of the indenture or adequate indemnity against such risk is not reasonably assured to it.

Global Security; Book-Entry Issue

      If distributed to holders of trust preferred securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of the Trust, we expect that the junior subordinated debentures will be issued in the form of one or more global certificates, each a “global security,” registered in the name of the depositary. If junior subordinated debentures are distributed to holders of trust preferred securities in liquidation of those holders’ interests in the Trust, DTC will act as the depositary for the junior subordinated debentures. As of the date of this prospectus supplement, the description in this prospectus supplement of DTC’s book-entry system and DTC’s practices as they relate to purchases, transfers, notices and payments with respect to the trust preferred securities apply in all material respects to any debt obligations represented by one or more global securities held by DTC. For a description of DTC and the specific terms of the depositary arrangements, see “Description of the Trust Preferred Securities — Book-Entry Only Issuance — The Depository Trust Company” in this prospectus supplement. Except as provided below under “— Discontinuance of the Depositary’s Services,” owners of beneficial interests in a global security will not be entitled to receive physical delivery of junior subordinated debentures in definitive form and will not be considered the holders, as defined in the indenture, of the global security for any purpose under the indenture.

      None of BankAtlantic Bancorp, the Trust, the property trustee, any paying agent and any other agent of BankAtlantic Bancorp or the debt trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security for those junior subordinated debentures or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Discontinuance of the Depositary’s Services

      A global security will be exchangeable for junior subordinated debentures registered in the names of persons other than the depositary or its nominee only if:

•	the depositary notifies the property trustee that it is unwilling or unable to continue as a depositary for that global security and no successor depositary is appointed;

•	BankAtlantic Bancorp executes and delivers to the property trustee an officer’s certificate stating that BankAtlantic Bancorp elects to terminate the book-entry system through the depositary; or

•	an indenture event of default occurs with respect to those junior subordinated debentures.

      Any global security that is exchangeable pursuant to the preceding sentence will be exchangeable for junior subordinated debentures registered in such names as the depositary directs. It is expected that those instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security.

Governing Law

      The indenture and the junior subordinated debentures will be governed by, and construed in accordance with, the internal laws of the State of Florida.

Miscellaneous

      BankAtlantic Bancorp will have the right at all times to assign any of its respective rights or obligations under the indenture to a direct or indirect wholly-owned subsidiary of BankAtlantic Bancorp. If that occurs, BankAtlantic Bancorp will remain liable for all of their respective obligations. Subject to the foregoing, the indenture will be binding upon and inure to the benefit of the parties to the indenture and their respective successors and assigns. The indenture provides that it may not otherwise be assigned by the parties to the indenture.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES,

THE JUNIOR SUBORDINATED DEBENTURES AND THE TRUST
PREFERRED SECURITIES GUARANTEE

      The trust preferred securities evidence preferred undivided beneficial interests in the assets of the Trust. The Trust exists for the sole purpose of issuing its trust preferred securities and investing the proceeds from that issuance in BankAtlantic Bancorp’s junior subordinated debentures. A principal difference between the rights of a holder of a junior subordinated debenture and the rights of a holder of a trust preferred security is that a holder of a junior subordinated debenture is entitled to receive from BankAtlantic Bancorp the principal amount of, and interest accrued on, junior subordinated debentures held, while a holder of a trust preferred security is entitled to receive distributions from the Trust (or from BankAtlantic Bancorp under the guarantee) only if and to the extent the Trust has funds available for the payment of such distributions.

      As long as BankAtlantic Bancorp makes interest and other payments on the junior subordinated debentures when those payments are due, the payments will be sufficient to cover distributions and payments due on the related trust securities because:

•	the aggregate principal amount of junior subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the related trust securities;

•	the interest rate and interest and other payment dates on the junior subordinated debentures will match the distribution rate and distribution and other payment dates for the related trust preferred securities;

•	BankAtlantic Bancorp will pay for all costs and expenses of the Trust; and

•	the trust agreement provides that the trustees of the Trust will not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

      BankAtlantic Bancorp will guarantee payments of distributions and other payments due on the trust preferred securities to the extent that funds for those payments are legally and immediately available, as and to the extent set forth under “Description of Trust Preferred Securities Guarantee” in this prospectus supplement. If BankAtlantic Bancorp does not make interest payments on the junior subordinated debentures, it does not expect that the Trust will have sufficient funds to pay distributions on its trust preferred securities. The guarantee is a guarantee from the time BankAtlantic Bancorp issues it, but it does not apply to any payment of distributions unless and until the Trust has sufficient funds legally and immediately available for the payment of the distributions.

      If BankAtlantic Bancorp fails to make interest or other payments on the junior subordinated debentures when due, after taking into account any extension period, the amended and restated trust agreement provides a mechanism permitting the holders of the trust preferred securities to appoint a substitute property trustee. Those holders may also direct the property trustee to enforce its rights under the junior subordinated debentures, including proceeding directly against BankAtlantic Bancorp to enforce the junior subordinated debentures. If the property trustee fails to enforce its rights under the junior subordinated debentures to the fullest extent permitted by applicable law, any holder of trust preferred securities may institute a legal proceeding directly against BankAtlantic Bancorp to enforce the property trustee’s rights under the junior subordinated debentures without first instituting any legal proceeding against the property trustee or any other person or entity. A holder of trust preferred securities may also institute a legal proceeding directly against BankAtlantic Bancorp, without first instituting a legal proceeding against the property trustee or any other person or entity, for enforcement of payment to that holder of principal of or interest on the junior subordinated debentures having a principal amount equal to the aggregate stated liquidation amount of the holder’s trust preferred securities on or after the due dates specified in the junior subordinated debentures.

      If BankAtlantic Bancorp fails to make payments under the guarantee, the guarantee permits the holders of the trust preferred securities to direct the guarantee trustee to enforce its rights under the guarantee. In addition, any holder of trust preferred securities may institute a legal proceeding directly against BankAtlantic Bancorp to enforce the guarantee trustee’s rights under the guarantee without first instituting a legal proceeding against the guarantee trustee or any other person or entity.

      Upon any voluntary or involuntary dissolution of the Trust, unless the Trust distributes the junior subordinated debentures, the holders of trust preferred securities will be entitled to receive a liquidation distribution in cash out of assets legally available for distribution to holders. Upon any voluntary or involuntary liquidation or bankruptcy of BankAtlantic Bancorp, the property trustee, as holder of the related series of junior subordinated debentures, would be a subordinated creditor of BankAtlantic Bancorp, subordinated in right of payment to all senior indebtedness with respect to the related series of junior subordinated debentures, but entitled to receive payment in full of principal and interest, before any of BankAtlantic Bancorp’s shareholders receive payments or distributions.

UNITED STATES FEDERAL INCOME TAXATION

General

      The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of trust preferred securities held as capital assets by a holder who purchases such trust preferred securities upon initial issuance. The tax treatment of a holder of trust preferred securities may vary depending upon such holder’s particular circumstances or status. This summary does not deal with holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, United States Alien Holders (as defined below), to the extent that United States Alien Holders own trust preferred securities in connection with the conduct of a trade or business in the United States, or persons that will hold trust preferred securities as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment or as other than a capital asset. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of trust preferred securities. Further, this summary does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the trust preferred securities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations under the Code (the “Regulations”), and administrative and judicial interpretations of the Code and the Regulations, as of the date of this prospectus supplement, all of which are subject to change, possibly on a retroactive basis. Each investor is urged to consult its tax advisor as to the particular tax consequences of purchasing, owning and disposing of trust preferred securities, including the application and effect of United States federal, state, local, foreign and other tax laws.

PROSPECTIVE INVESTORS AND HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE TRUST PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE TAX EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS. FOR A DISCUSSION OF THE POSSIBLE REDEMPTION OF THE TRUST PREFERRED SECURITIES UPON THE OCCURRENCE OF CERTAIN TAX EVENTS SEE “DESCRIPTION OF THE TRUST PREFERRED SECURITIES — REDEMPTION” AND “DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES — OPTIONAL REDEMPTION” IN THIS PROSPECTUS SUPPLEMENT.

Classification of the Junior Subordinated Debentures

      BankAtlantic Bancorp intends to take the position that, under current law, the junior subordinated debentures will be classified for United States federal income tax purposes as indebtedness of BankAtlantic Bancorp and, by acceptance of trust preferred securities, each holder covenants to treat the junior subordinated debentures as indebtedness and the trust preferred securities as evidence of an indirect beneficial ownership in the junior subordinated debentures. No assurance can be given, however, that the IRS will not challenge such position or, if challenged, that such a challenge will not be successful. The remainder of this summary is based on the assumption that the junior subordinated debentures will be treated as indebtedness of BankAtlantic Bancorp for United States federal income tax purposes.

Classification of The Trust

      In connection with the issuance of the trust preferred securities, Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., counsel to BankAtlantic Bancorp and the Trust (“Tax Counsel”), will deliver its opinion to the effect that, under then current law and assuming full compliance with the terms of the declaration, the indenture and certain other documents, and based on certain facts and assumptions contained in such opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of trust preferred securities generally will be considered the owner of a pro rata undivided interest in the junior subordinated debentures, and each holder will be required to include in its gross income any interest or original issue discount (“OID”) paid or accrued with respect to its allocable share of the junior subordinated debentures.

Interest Income and Original Issue Discount

      Under Regulations promulgated under the OID provisions of the Code, a debt instrument will be deemed to be issued with OID if there is more than a “remote” contingency that periodic stated interest payments due on the debt instrument will not be paid timely. Because the exercise by BankAtlantic Bancorp of its option to defer the payment of stated interest on the junior subordinated debentures would prevent BankAtlantic Bancorp from declaring dividends on any class of equity security, BankAtlantic Bancorp believes that the likelihood of its exercising its option to defer payments of interest on the junior subordinated debentures is “remote” within the meaning of the Regulations. As a result, BankAtlantic Bancorp intends to take the position, based on the advice of Tax Counsel, that the junior subordinated debentures will not be considered to be issued with OID. Accordingly, based upon this position, and except as set forth below, stated interest payments on the junior subordinated debentures generally will be includible in the ordinary income of a holder of trust preferred securities at the time that such payments are paid or accrued in accordance with such holder’s regular method of accounting. Nevertheless, it is possible that the IRS could take a position contrary to the position taken by BankAtlantic Bancorp.

      Under the Regulations, if BankAtlantic Bancorp were to exercise its option to defer payments of interest on the junior subordinated debentures, the junior subordinated debentures would be treated, solely for purposes of the OID rules, as being reissued at such time with OID, and all stated interest on the junior subordinated debentures would thereafter be treated as OID as long as the junior subordinated debentures remain outstanding. Under the OID rules, a holder of trust preferred securities would be required to include OID in ordinary income on a current basis over the period the trust preferred securities are held, even though BankAtlantic Bancorp would not be making any actual cash payments on the junior subordinated debentures during the extended interest payment period. In that event, the amount of interest income includible in the taxable income of a holder of trust preferred securities would be determined on the basis of a constant yield method over the remaining term of the junior subordinated debentures and the actual receipt of future payments of stated interest on the junior subordinated debentures would no longer be separately reported as taxable income. Consequently, a holder of trust preferred securities would be required to include in gross income OID even if BankAtlantic Bancorp does not make actual cash payments during an extension period. Any OID included in income would increase the holder’s adjusted tax basis in the junior subordinated debentures and the holder’s actual receipt of interest payments would reduce such basis.

      Because income on the trust preferred securities will constitute interest or OID, corporate holders of the trust preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the trust preferred securities.

Receipt of Junior Subordinated Debentures or Cash upon Liquidation of The Trust

      BankAtlantic Bancorp will have the right at any time to liquidate the Trust and cause the junior subordinated debentures to be distributed to the holders of the trust securities. Under current law, such a distribution, for United States federal income tax purposes, would be treated as a nontaxable event to each holder, and each holder would receive an aggregate adjusted tax basis in the junior subordinated debentures received in the liquidation equal to the holder’s aggregate adjusted tax basis in its trust preferred securities surrendered in the liquidation. In addition, a holder’s holding period in the junior subordinated debentures so received in liquidation of the Trust would include the period during which the trust preferred securities surrendered in exchange for the junior subordinated debentures were held by such holder. If, however, the Trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time of such liquidation, the distribution of the junior subordinated debentures may constitute a taxable event to holders of trust preferred securities.

      If a holder of trust preferred securities receives junior subordinated debentures in exchange for its trust preferred securities, such holder would accrue interest in respect of the junior subordinated debentures received from the Trust in the manner described above under “— Interest Income and Original Issue Discount.”

      Under certain circumstances described in this prospectus supplement under “Description of the Trust Preferred Securities,” the junior subordinated debentures may be redeemed for cash and the proceeds of that redemption distributed to holders in redemption of their trust preferred securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed trust preferred securities, and a holder could recognize gain or loss as if it sold its redeemed trust preferred securities for cash. See “— Sales of Trust Preferred Securities” below.

Sales of Trust Preferred Securities

      A holder that sells trust preferred securities, including a redemption of the trust preferred securities by the Trust for cash, will recognize gain or loss equal to the difference between its adjusted tax basis in the trust preferred securities and the amount realized on the sale of such trust preferred securities (except to the extent that the amount realized on the sale is characterized as a payment in respect of accrued but unpaid interest on such holder’s allocable share of the junior subordinated debentures that the holder had not previously included in gross income). A holder’s adjusted tax basis in the trust preferred securities generally will be its initial purchase price increased by OID (if any) previously includible in such holder’s gross income to the date of disposition and decreased by payments received on the trust preferred securities in respect of OID (if any). Such gain or loss generally will be a capital gain or loss and generally will be a long-term capital gain or loss if the trust preferred securities have been held by such holder for more than one year. Long-term capital gains of non-corporate holders are generally subject to reduced capital gain rates. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

      The trust preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the junior subordinated debentures are treated as having been issued, or reissued, with OID) with respect to the underlying junior subordinated debentures. A holder who uses the accrual method of accounting for tax purposes (and a cash method holder, if the junior subordinated debentures are deemed to have been issued with OID) who disposes of its trust preferred securities will be required to include in ordinary income:

•	any portion of the amount realized that is attributable to such accrued but unpaid interest income to the extent not previously included in income; and

•	any OID, in either case that has accrued on its pro rata share of the underlying junior subordinated debentures during the taxable year of sale through the date of disposition.

      In addition, a cash method holder who disposes of its trust preferred securities will be required to include any accrued but unpaid interest in its income as a payment of interest. Any such income inclusion will increase the holder’s adjusted tax basis in its pro rata share of the underlying junior subordinated debentures that are sold, or treated as sold, by such holder. To the extent the selling price is less than the holder’s adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Effect of Possible Tax Law Changes on the Trust Preferred Securities

      On January 24, 2002, legislation was proposed in Congress that generally would deny an interest deduction for interest paid or accrued on debt instruments that are not included as liabilities in the certified annual report of an issuer. If this provision were to apply to the junior subordinated debentures, BankAtlantic Bancorp would not be able to deduct interest payments on the junior subordinated debentures. This provision is proposed to be effective for instruments issued on or after the date of enactment of such legislation. Further, BankAtlantic Bancorp has indicated that it intends to treat the subordinated debentures as liabilities in its certified annual report. Consequently, as drafted, the proposed legislation would not affect the trust preferred securities or junior subordinated debentures or otherwise affect the tax treatment of the transaction described in this prospectus supplement. However, there can be no assurance that the final terms of the proposed legislation, if adopted, or other future legislative proposals will not adversely affect our ability to deduct interest on the junior subordinated debentures. If such an event were to occur, BankAtlantic Bancorp would be permitted, subject to receipt of any necessary regulatory approval, to redeem the junior subordinated debentures. Such redemption would cause a mandatory redemption of the trust preferred securities at a redemption price equal to their liquidation amount plus accumulated and unpaid distributions and would constitute a taxable event.

United States Alien Holders

      For purposes of this summary, a “United States Alien Holder” is any individual, corporation, partnership, estate or trust that is not a U.S. Holder for United States federal income tax purposes.

      A “U.S. Holder” is a beneficial owner of trust preferred securities who or which is:

•	a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes;

•	a corporation or partnership (or other entity treated as a corporation or partnership for United States federal income tax purposes) created or organized (or treated as created or organized for United States federal income tax purposes) in or under the laws of the United States or any political subdivision of the United States, including the District of Columbia;

•	an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source; or

•	a trust if:

•	a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	the trust was in existence on August 20, 1996 and is treated as a U.S. Holder under applicable Regulations.

      Under present United States federal income tax law:

•	payments by the Trust or any of its paying agents to any holder of a trust preferred security who or which is a United States Alien Holder generally will not be subject to United States federal withholding tax, provided that:

•	the beneficial owner of the trust preferred security does not actually or constructively own 10 percent or more of the total combined voting power of all classes of stock of BankAtlantic Bancorp entitled to vote;

•	the beneficial owner of the trust preferred security is not a controlled foreign corporation that is related to BankAtlantic Bancorp through stock ownership;

•	the beneficial owner of the trust preferred security is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	either:

•	the beneficial owner of the trust preferred security certifies on a Form W-8BEN to the Trust or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address;

•	a qualified securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, and holds the trust preferred security in that capacity, certifies to the Trust or its agent, under penalties of perjury, that the statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the Trust or its agent with a copy of the statement; or

•	if the beneficial owner is neither an individual nor a corporation for federal income tax purposes, certain other reporting requirements are satisfied; and

•	a United States Alien Holder of a trust preferred security generally will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition (including a redemption) of a trust preferred security.

Information Reporting to Holders

      Generally, income on the trust preferred securities will be reported to holders on Forms 1099, which forms should be mailed to holders of trust preferred securities by January 31 following each calendar year.

Backup Withholding

      Payments made on, and proceeds from the sale of, the trust preferred securities may be subject to a “backup” withholding tax unless the holder complies with certain identification requirements.

      Any withheld amounts will be allowed as a credit against the holder’s United States federal income tax, provided the required information is provided to the IRS.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR CIRCUMSTANCES OR STATUS. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE TRUST PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

ERISA CONSIDERATIONS

      Fiduciaries of employee benefit plans subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, “ERISA,” plans, individual retirement accounts and other arrangements subject to Section 4975 of the Internal Revenue Code of 1986, as amended, the “Code,” or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, “Similar Laws,” and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, each a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the trust preferred securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA, the Code and Similar Laws and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or Similar Laws.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code, “parties in interest,” with respect to the plan. A violation of these “prohibited transaction” rules may result in civil penalty or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) generally are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under Similar Laws.

      ERISA and the Code do not define “plan assets.” However, regulations promulgated under ERISA by the U.S. Department of Labor, the “plan asset regulations,” generally provide that when a plan subject to Title I of ERISA or Section 4975 of the Code acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by “benefit plan investors” is not “significant” or that the entity is an “operating company,” in each case as defined in the plan asset regulations. The plan asset regulations define an “equity interest” as any interest in an entity, other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. For purposes of the plan asset regulations, equity participation in an entity by benefit plan investors will not be significant if they hold, in the aggregate, less than 25% of the value of any class of such entity’s equity, excluding equity interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. For purposes of this 25% test, “benefit plan investors” include all employee benefit plans, whether or not subject to ERISA or the Code, including “Keogh” plans, individual retirement accounts and pension plans maintained by non-U.S. corporations, as well as any entity whose underlying assets are deemed to include “plan assets” under the plan asset regulations (for example, an entity of which 25% or more of the value of any class of equity interests is held by benefit plan investors and which does not satisfy another exception under the plan asset regulations). The Trust is not expected to qualify as an operating company or be an investment company under the Investment Company Act. In addition, no assurance can be given that equity participation by benefit plan investors will not be significant at the completion of the initial offering or thereafter, and no monitoring or other measures will be taken regarding the satisfaction of the conditions to this exception.

      For purposes of the plan asset regulations, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities to which such security is a part is registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. The plan asset regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. The plan asset regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. No assurance can be given that the trust preferred securities would be considered to be “publicly offered securities” under the plan asset regulations.

      As indicated above, no assurance can be given that any of the exceptions set forth in the plan asset regulations will apply, and, as a result, investment in the trust preferred securities by plans might cause the assets of the Trust to be plan assets of the investing plan, and an investing plan’s assets could be considered to include an undivided interest in the assets held by the Trust (including the junior subordinated debentures). If the assets of the Trust were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Trust, and (ii) the possibility that certain transactions in which the Trust might seek to engage could constitute “prohibited transactions” under ERISA, the Code or Similar Laws.

      BankAtlantic Bancorp, the obligor with respect to the junior subordinated debentures held by the Trust, and its affiliates and the property trustee may be considered parties in interest with respect to many plans and, as a result of this transaction, may become parties in interest to plans that purchase the trust preferred securities. Accordingly, the purchase and/or holding of trust preferred securities by a plan with respect to which BankAtlantic Bancorp, the property trustee or any affiliate is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA, Section 4975 of the Code or Similar Laws, unless those trust preferred securities are acquired pursuant to and in accordance with an applicable exemption.

      Whether or not the underlying assets of the Trust were deemed to include “plan assets,” the acquisition and/or holding of the trust preferred securities by a plan with respect to which the Trust, BankAtlantic Bancorp, any trustee or the underwriters is considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the investment is acquired and held in accordance with applicable statutory, class or individual prohibited transaction exemptions. In this regard, the Department of Labor has issued five prohibited transaction class exemptions, “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the trust preferred securities. These exemptions are:

•	PTCE 84-14, an exemption for certain transactions determined by independent qualified professional asset managers;

•	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

•	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

•	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; or

•	PTCE 96-23, an exemption for plan asset transactions managed by in-house professional asset managers.

      Such class exemptions may not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a plan’s investment in the trust preferred securities.

      Any insurance company proposing to invest assets of its general account in the trust preferred securities should consider the extent that such investment would be subject to the requirements of ERISA in light of the U.S. Supreme Court’s decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank and under any subsequent legislation or other guidance that has or may become available relating to that decision, including the enactment of Section 401(c) of ERISA by the Small Business Job Protection Act of 1996 and the regulations promulgated thereunder.

      Because of the foregoing, the trust preferred securities should not be purchased or held by any plan or any person investing “plan assets” of any plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

      Accordingly, the trust preferred securities may not be purchased or held by:

•	any plan,

•	any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity, a “plan asset entity,” or

•	any person investing “plan assets” of any plan, unless in each case the purchase and holding (and possible exchange of the trust preferred securities for junior subordinated debentures) will not constitute a direct or indirect non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws, for example because exemptive relief is available under any of the PTCEs listed above or another applicable similar exemption.

      Any purchaser or holder of the trust preferred securities or any interest in the trust preferred securities will be deemed to have represented by its purchase and holding of the trust preferred securities that either:

•	it is not a plan or a plan asset entity and is not purchasing those securities on behalf of or with “plan assets” of any plan; or

•	the purchase or holding (and possible exchange of the trust preferred securities for junior subordinated debentures) will not constitute a direct or indirect non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws, for example because exemptive relief is available under any of the PTCEs listed above or another applicable exemption.

      If a purchaser or holder of the trust preferred securities that is a plan or a plan asset entity elects to rely on an exemption, BankAtlantic Bancorp and the Trust may require a satisfactory opinion of counsel or other evidence with respect to the availability of that exemption for the purchase and holding.

      In addition, because the assets of the Trust may be “plan assets” for ERISA purposes, the property trustee, as well as any other person exercising discretion with respect to the assets of the Trust, may become a fiduciary, party in interest or disqualified person with respect to investing plans. To avoid certain prohibited transactions under ERISA and the Code that could result, each investing plan, by its purchase of trust preferred securities, will be deemed to have directed the Trust to invest in the junior subordinated debentures, and to have consented to the appointment of the property trustee.

      A plan fiduciary should consider whether the purchase of trust preferred securities could result in a delegation of fiduciary authority to the property trustee, and if so, whether this delegation is permissible under the plan’s governing documents.

      Due to the complexity of these rules and the penalties that may be imposed under ERISA, the Code and Similar Laws, it is important that fiduciaries or other persons considering purchasing the trust preferred securities on behalf of or with “plan assets” of any plan consult with its ERISA counsel regarding investment, including the potential consequences if the assets of the Trust were deemed to be “plan assets” and the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption.

      The sale of trust preferred securities to a plan is not a representation by the Trust, BankAtlantic Bancorp, any trustee, the underwriters or any other person associated with the sale of the trust preferred securities that those securities meet relevant legal requirements with respect to investments by plans generally, or any particular plan.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement among BankAtlantic Bancorp, the Trust, Ryan, Beck & Co., LLC, Advest, Inc., Legg Mason Wood Walker, Incorporated and Stephens Inc. (who we refer to collectively as the “underwriters”), the underwriters have severally agreed to purchase from the Trust, and the Trust has agreed to sell to them, the number of trust preferred securities listed below opposite their names.

Number of
Underwriters	Trust Preferred Securities

Ryan, Beck & Co., LLC	500,000
Advest, Inc.	500,000
Legg Mason Wood Walker, Incorporated	500,000
Stephens Inc.	500,000

Total	2,000,000

      Under the terms and conditions of the underwriting agreement, the underwriters have committed to accept and pay for all of the trust preferred securities, if any are taken. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

      The underwriters propose to offer the trust preferred securities, in part, directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and, in part, to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $0.50 per trust preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.20 per trust preferred security to certain brokers and dealers.

      The Trust has granted to the underwriters an option, exercisable on one occasion only within 30 days after the date of this prospectus supplement, to purchase up to 300,000 additional trust preferred securities at the same price per trust preferred security as set forth on the cover page. If the underwriters purchase any of the additional trust preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the trust preferred securities being offered.

      If the underwriters exercise their option to purchase additional trust preferred securities, the Trust will issue and sell to BankAtlantic Bancorp additional trust common securities, and BankAtlantic Bancorp will issue and sell to the Trust junior subordinated debentures in an aggregate principal amount equal to the total aggregate liquidation amount of the additional trust preferred securities being purchased under the option and the additional trust common securities sold to BankAtlantic Bancorp.

      The table below shows the price and proceeds on a per trust preferred security and aggregate basis. The proceeds to be received by the Trust, as shown in the table below, do not reflect estimated expenses of approximately $387,500 and underwriting commissions of $1,812,500 to be paid by BankAtlantic Bancorp. See “Use of Proceeds” in this prospectus supplement.

	Per Trust
	Preferred
	Security	Total

Public offering price	$25.00	$50,000,000
Proceeds, before expenses, to BBC Capital Trust II	$25.00	$50,000,000
Underwriting commission	$0.90625	$1,812,500

      In view of the fact that the Trust is using the proceeds from the sale of the trust preferred securities to purchase the junior subordinated debentures, BankAtlantic Bancorp has agreed to pay the underwriters compensation for their arrangement of that investment in an amount of $0.90625 per trust preferred security. Additionally, BankAtlantic Bancorp will pay its own expenses and the expenses of the Trust related to this offering, which it estimates will be $387,500.

      The offering of the trust preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the trust preferred securities. After the trust preferred securities are released for sale to the public, the underwriters may, from time to time, change the offering price and other selling terms.

      BankAtlantic Bancorp and the Trust have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended or contribute to payments that the underwriters may be required to make because of any of those liabilities.

      The trust preferred securities have been approved for listing on the Nasdaq National Market under the symbol “BBXT”. The underwriters advised the Trust that they presently intend to make a market in the trust preferred securities after the commencement of trading on the Nasdaq National Market. However, they are not obligated to do so and may discontinue such action at any time. Accordingly, we cannot assure you that an active and liquid market will develop for the trust preferred securities or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations between the underwriters and us, and the offering price of the trust preferred securities may not be indicative of the market price following the offering.

      In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the trust preferred securities during and after the offering, such as the following:

•	the underwriters may over-allot or otherwise create a short position in the trust preferred securities for their own account by selling more trust preferred securities than have been sold to them;

•	the underwriters may elect to cover any short position by purchasing trust preferred securities in the open market or by exercising the over-allotment option;

•	the underwriters may stabilize or maintain the price of the trust preferred securities by bidding; and

•	the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if trust preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

      The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the trust preferred securities to the extent that it discourages resales. No representation is made by us or any underwriter as to the magnitude or effect of any such stabilization or other transactions on the market price of the trust preferred securities. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice. Such transactions may be effected in the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Ryan, Beck & Co., LLC may use this prospectus supplement and the attached prospectus in connection with offers and sales of the trust preferred securities in market-making transactions. In a market-making transaction, Ryan, Beck & Co., LLC may resell the trust preferred securities it acquires from other holders after the original offering and sale of the trust preferred securities. Resales of this kind may occur in the open market or may be privately negotiated at prices relating to prevailing market prices at the time of sale. In these transactions, Ryan, Beck & Co., LLC may act as principal or agent. Ryan, Beck & Co., LLC may receive compensation in the form of discounts and commissions, including from both counterparties in some cases.

      Ryan, Beck & Co., LLC is a wholly-owned subsidiary of BankAtlantic Bancorp. This offering is being conducted pursuant to Conduct Rule 2810 of the National Association of Securities Dealers, Inc. Ryan, Beck & Co., LLC will not make sales of the trust preferred securities to accounts over which they exercise discretionary authority without obtaining the prior written approval of the account holder.

      Certain of the underwriters and their affiliates have performed and may perform in the future, from time to time, investment banking and other services for us in the ordinary course of business and have received and may receive customary fees from us for their services.

LEGAL MATTERS

      The validity of the junior subordinated debentures and the guarantee and related matters will be passed upon for BankAtlantic Bancorp, and certain United States federal income tax matters will be passed upon for BankAtlantic Bancorp and the Trust, by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain matters relating to the trust preferred securities will be passed upon for BankAtlantic Bancorp and the Trust by Richards, Layton & Finger, P.A., special Delaware counsel to BankAtlantic Bancorp and the Trust. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

$150,000,000

BANKATLANTIC BANCORP, INC.
Debt Securities
Class A Common Stock

BBC CAPITAL TRUST II

Trust Preferred Securities
Fully and Unconditionally Guaranteed
To the extent Provided in this Prospectus by
BankAtlantic Bancorp, Inc.

From time to time BankAtlantic Bancorp may sell any of the following securities:

•	Debt securities, which may consist of notes, debentures or other types of debt;

•	Shares of its Class A Common Stock;

•	Its guarantee of trust preferred securities of BBC Capital Trust II, to the extent described in this prospectus.

BBC Capital Trust II may sell trust preferred securities. BankAtlantic Bancorp will own all of the common securities of BBC Capital Trust II.

The total offering price of these securities will not exceed an aggregate of $150,000,000.

We will describe the specific terms of any securities actually offered for sale in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

BankAtlantic Bancorp’s Class A Common Stock is listed on the New York Stock Exchange under the trading symbol “BBX.”

Investing in these securities involves risks. See “Risk Factors” beginning on page 6 of this prospectus and in any accompanying prospectus supplement for a discussion of factors that you should consider before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to complete sales of securities offered by this prospectus unless accompanied by a prospectus supplement.

The date of this prospectus is October 24, 2001.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, BankAtlantic Bancorp and/or the Trust may from time to time sell any combination of the securities that we describe in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the securities BankAtlantic Bancorp and the Trust may offer. Each time BankAtlantic Bancorp or the Trust sells securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the next heading “Where You Can Find More Information.”

      You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. Neither BankAtlantic Bancorp nor the Trust is offering to sell securities or making offers to buy securities in jurisdictions where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time we deliver this prospectus or issue any of the securities this prospectus covers.

      In this prospectus, references to “BankAtlantic Bancorp” are to BankAtlantic Bancorp, Inc. and do not include its subsidiaries. References to “BBC Capital Trust II” or to the “Trust” are to BBC Capital Trust II and do not include BankAtlantic Bancorp. References to the “Company,” “we,” “us” and “our” do include BankAtlantic Bancorp, the Trust and BankAtlantic Bancorp’s other subsidiaries, including BankAtlantic, a Federal Savings Bank.

THE COMPANY

      BankAtlantic Bancorp is a Florida-based diversified financial services holding company and owns BankAtlantic, Levitt Corporation and Ryan, Beck & Co., LLC. As of June 30, 2001, it had total consolidated assets of approximately $4.8 billion, deposits of approximately $2.4 billion and shareholders’ equity of approximately $274 million.

      BankAtlantic, a federally-chartered, federally-insured savings bank organized in 1952, provides traditional retail banking services and a wide range of commercial banking products and related financial services through more than 60 branch offices located primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area in the State of Florida. BankAtlantic’s activities include:

•	attracting checking and savings deposits from the public and general business customers,

•	originating commercial real estate and business loans, and consumer and small business loans,

•	purchasing wholesale residential loans from third parties, and

•	making other investments in mortgage-backed securities, tax certificates and other securities.

BankAtlantic is regulated and examined by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

      Levitt Corporation is a Florida corporation headquartered in Fort Lauderdale, Florida. It owns Core Communities, Inc. (formerly known as St. Lucie West Holding Corp.), a Delaware corporation headquartered in Port St. Lucie, Florida, which is the developer of master-planned residential, commercial and industrial communities in Florida. Levitt Corporation also owns Levitt and Sons, a Maryland corporation headquartered in Boca Raton, Florida, which is a developer of single-family home communities and, to a lesser extent, condominiums and rental apartment complexes. Levitt Corporation also has several other real estate joint venture investments in South Florida.

      Ryan, Beck & Co., LLC, a New Jersey limited liability company headquartered in Livingston, New Jersey, provides a wide range of investment banking, brokerage and investment management services through offices in New Jersey, New York, Pennsylvania, Massachusetts and Florida.

      Our principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. Our telephone number at that address is (954) 760-5000.

THE TRUST

      BBC Capital Trust II is a statutory business trust created under Delaware law for the exclusive purpose of issuing and selling its trust preferred securities and using the proceeds to acquire junior subordinated debt securities which BankAtlantic Bancorp issues. The Trust will be governed by a trust agreement, which will be qualified as an indenture under the Trust Indenture Act of 1939, as amended. BankAtlantic Bancorp is the sponsor of the Trust and will own all of the common securities of the Trust. BankAtlantic Bancorp will purchase trust common securities in an aggregate liquidation amount equal to approximately 3% of the total capital of the Trust, except as otherwise may be set forth in any applicable prospectus supplement.

      When the Trust sells its trust preferred securities to the public, it will use the money it receives, together with the money it receives from the sale of its common securities, to buy junior subordinated debt securities which BankAtlantic Bancorp will issue. The payment terms of those junior subordinated debt securities will be virtually the same as the terms of the trust preferred securities. The prospectus supplement relating to the trust preferred securities will contain the details of the cash distributions to be made periodically to the holders of the trust preferred securities. Under certain circumstances, BankAtlantic Bancorp may redeem the junior subordinated debt securities that BankAtlantic Bancorp sells to the Trust. If BankAtlantic Bancorp does this, the Trust will redeem a like amount of the trust preferred securities which it sold to the public and the trust common securities which it sold to BankAtlantic Bancorp.

      The Trust will own only the applicable junior subordinated debt securities it purchases from BankAtlantic Bancorp with the money it receives from the sale of its trust common securities and trust preferred securities. The only ongoing source of funds for the Trust will be the payments it receives from BankAtlantic Bancorp on those junior subordinated debt securities. The Trust will use those funds to make cash payments to holders of the trust preferred securities. BankAtlantic Bancorp will pay all fees and expenses related to the Trust and the offering of trust preferred securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the Trust.

      The Trust’s business affairs will be conducted by its trustees, which shall be appointed by BankAtlantic Bancorp as the holder of the Trust’s common securities. The trustees will include three of BankAtlantic Bancorp’s officers as administrative trustees, and, unless and until a successor is appointed, Wilmington Trust Company as property trustee, and Wilmington Trust Company as Delaware trustee. The property trustee of the Trust will act as the indenture trustee for purposes of compliance with the provisions of the Trust Indenture Act.

      The principal place of business of the Trust shall be c/o BankAtlantic Bancorp, Inc., 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304, telephone (954) 760-5000.

      You should see the prospectus supplement relating to the trust preferred securities of the Trust for further information concerning the Trust.

PENDING ACQUISITION OF COMMUNITY SAVINGS BANKSHARES, INC.

      We entered into a merger agreement on September 9, 2001, to acquire Community Savings Bankshares, Inc. for approximately $170 million in cash. Community Savings Bankshares, Inc. is the holding company for Community Savings F. A., a federally chartered savings and loan association founded in 1955 and headquartered in North Palm Beach, Florida. At June 30, 2001, Community had total consolidated assets of $948.3 million, net loans of $690.1 million, deposits of $669.8 million and shareholders’ equity of $115.9 million. Community has 21 branches, with 13 located in Palm Beach County, 4 located in Martin County, 3 located in St. Lucie County and 1 located in Indian River County. Community is a public company and it files annual, quarterly and current reports, proxy statements and other information with the SEC. Its common stock is listed on the Nasdaq National Market under the trading symbol “CMSV.”

      If the merger is consummated, it is anticipated that BankAtlantic will be the largest financial institution headquartered in Florida, with $5.8 billion in assets, $3.1 billion in deposits and more than 80 branches located throughout Florida based on financial data as of June 30, 2001. We believe that the acquisition of Community is consistent with our business objective of continued growth in Florida. The acquisition will create a South Florida market footprint extending northward from Broward, Miami-Dade and southern Palm Beach counties. While they may not be achieved, we have identified cost synergies of approximately $8.8 million, which may be realized during the first two years following completion of the acquisition. In addition, some of Community’s branches are in close proximity to our four Levitt and Sons active adult communities and our two master planned communities, presenting an opportunity for additional synergies.

      The acquisition of Community and the immediately subsequent merger of Community Savings F. A. into BankAtlantic are expected to be completed in the first quarter of 2002, but are subject to a number of conditions, including receipt of required regulatory approval and the approval of Community’s shareholders. There is no assurance that the transaction will be completed. The agreement provides for the payment of fees and expenses in certain circumstances related to the termination of the agreement. Funds for the acquisition will be obtained from one or more sources, including operations, traditional borrowings, liquidation of investments and/or proceeds from the sale of one or more securities offered by this prospectus. The offering pursuant to this prospectus is not conditioned on the consummation of the acquisition of Community.

RECENT DEVELOPMENTS

Amendment of Articles of Incorporation

      On May 24, 2001, BankAtlantic Bancorp amended its Articles of Incorporation to provide voting rights to the holders of its Class A Common Stock. Prior to this amendment, its Class B Common Stock was its sole voting stock. The Class A Common Stock and Class B Common Stock now generally vote together as a single class, with the Class A Common Stock possessing a fixed 53% of the aggregate voting power of all BankAtlantic Bancorp’s common stock and the Class B Common Stock possessing a fixed 47% of such aggregate voting power. The amendment also equalized the per share cash dividends payable on the Class A Common Stock and Class B Common Stock.

      BFC Financial Corporation, which is controlled by Alan B. Levan, BankAtlantic Bancorp’s Chairman of the Board of Directors and Chief Executive Officer, and John E. Abdo, BankAtlantic Bancorp’s Vice Chairman of the Board of Directors, currently owns all of the outstanding shares of BankAtlantic Bancorp’s Class B Common Stock and approximately 18% of the outstanding shares of BankAtlantic Bancorp’s Class A Common Stock. As a result, BFC has the power to control any vote of BankAtlantic Bancorp’s shareholders except in those instances where Florida law grants the holders of the outstanding shares of Class A Common Stock the right to vote on a matter as a separate class. See “Risk Factors” below for a description of the risks associated with BankAtlantic Bancorp’s common stock and “Description of Capital Stock” on page 13 for a more complete description of the terms of BankAtlantic Bancorp’s common stock.

Capital Transactions

      During July 2001, BankAtlantic Bancorp sold 5.1 million shares of its Class A Common Stock in an underwritten public offering at a price of $8.50 per share. The net proceeds after underwriting discounts and expenses were approximately $40.3 million and were used to reduce debt and for general corporate purposes. On August 15, 2001, BankAtlantic Bancorp redeemed approximately $35 million of its subordinated investment notes and called for redemption all of its outstanding 6 3/4% Convertible Subordinated Debentures due 2006. As of June 30, 2001, approximately $51 million of the 6 3/4% convertible debentures were outstanding. The 6 3/4% convertible debentures were convertible into Class A Common Stock at $5.70 per share. At the redemption date on September 19, 2001, all but approximately $251,000 of the 6 3/4% convertible debentures had been converted by holders into an aggregate of 8,919,649 shares of Class A Common Stock.

RISK FACTORS

      You should carefully consider the following risks before making an investment decision. These and other risks could materially and adversely affect our business, operating results or financial condition. You should also refer to the other information contained or incorporated by reference in this prospectus, before making an investment decision. Risk factors applicable to a particular security offered by this prospectus or applicable to a particular offering will be discussed in the applicable prospectus supplement.

Risks Associated With Us

BankAtlantic Bancorp’s Ability to Service its Debt and Pay Dividends Depends on Capital Distributions from BankAtlantic, which are subject to Regulatory Limits

      BankAtlantic Bancorp is a holding company and it depends upon dividends from BankAtlantic for a significant portion of its revenues. BankAtlantic Bancorp uses dividends from BankAtlantic to service its debt obligations and to pay dividends on its capital stock. BankAtlantic Bancorp’s ability to service its debt and pay dividends is further subject to restrictions under its indentures and loan covenants.

      BankAtlantic’s ability to pay dividends or make other capital distributions to BankAtlantic Bancorp is subject to the regulatory authority of the Office of Thrift Supervision (“OTS”) and the Federal Deposit Insurance Corporation (“FDIC”). “Capital distributions” regulated by the OTS include:

•	distributions of cash or other property to owners made because of their ownership (but not including stock dividends);

•	payments by a savings association or savings bank holding company to repurchase or otherwise acquire its shares or debt instruments included in total capital;

•	direct or indirect payments of cash or property made in connection with a restructuring, including payments to shareholders of another entity in a cash-out merger; and

•	other distributions charged against capital accounts of an association if, as a result, the savings association would not be well-capitalized.

      BankAtlantic’s ability to make capital distributions is subject to regulatory limitations. Generally, BankAtlantic may make a capital distribution without prior OTS approval in an amount equal to BankAtlantic’s net income for the current calendar year to date, plus retained net income for the previous two years, provided that BankAtlantic does not become under-capitalized as a result of the distribution. BankAtlantic’s ability to make such distributions depends on maintaining eligibility for “expedited status.” BankAtlantic currently qualifies for expedited status, but there can be no assurance that it will maintain its current status.

      Additionally, although no prior OTS approval may be necessary, BankAtlantic is required to give the OTS thirty (30) days notice before making any capital distribution to BankAtlantic Bancorp. The OTS may object to any capital distribution if it believes the distribution will be unsafe and unsound. Additional capital distributions above the limit for an expedited status institution are possible but require the prior approval of the OTS. The OTS is not likely to approve any distribution that would cause BankAtlantic to fail to meet its capital requirements on a pro forma basis after giving effect to the proposed distribution. The FDIC has back-up authority to take enforcement action if it believes that a capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice, even if the OTS has cleared the distribution.

      As of June 30, 2001, BankAtlantic Bancorp had approximately $252 million of indebtedness outstanding at the holding company level. Through the date of this prospectus, BankAtlantic Bancorp has repaid or extinguished approximately $86 million of that indebtedness. The aggregate annual interest expense on BankAtlantic Bancorp’s remaining debt obligations is approximately $12.5 million. During 2000, BankAtlantic Bancorp received $23.2 million of dividends from BankAtlantic. BankAtlantic Bancorp’s financial condition and results would be adversely affected if the amounts needed to satisfy its debt obligations, including any additional indebtedness incurred in the future, exceeded the amount of dividends it receives from its subsidiaries.

A Decline in the Real Estate Market May Result in Losses or Decreased Profitability

      Declines in real estate values could have a material adverse impact on our results of operations based not only on the nature of our assets and the composition of our loan portfolio but also on our real estate development activities.

      Our loan portfolio includes $1.4 billion of loans secured by residential real estate and $1.1 billion of commercial real estate, construction and development loans. From 1998 through June 30, 2001, our construction and development loans increased from approximately $439 million to approximately $1.0 billion, increasing as a percentage of our loan and lease portfolio from approximately 17% to 34%.

      BankAtlantic’s commercial real estate loan portfolio includes large lending relationships, including twelve relationships with unaffiliated borrowers involving lending commitments in each case in excess of $30 million. These relationships represented an aggregate outstanding balance of $308 million as of June 30, 2001.

      The real estate underlying many of our commercial real estate and construction and development loans is concentrated in Broward, Miami-Dade and Palm Beach Counties and the Tampa Bay area in Florida and may be in the early stages of development. Our competitors over the last several years have also increased their funding availability for commercial real estate projects. These increases could result in over-building and a decline in real estate values. In addition, the concentration of our business and the locations of our offices in South Florida expose us to geographic risks. Our business and results of operations would be materially adversely affected if adverse economic, political or business developments or natural or other disasters affect South Florida.

      The real estate securing the wholesale residential loans that we purchase is generally located outside South Florida. These loans are subject to additional risks associated with the economy where the collateral is located as well as collection risks.

Changes in Interest Rates Could Adversely Affect Our Net Interest Income and Profitability

      The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities.

      Changes in Interest Rates Will Impact the Difference Between our Interest Income and Interest Expense

      Our profitability is dependent to a large extent on our net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans and investment securities and

•	interest expense on interest-bearing liabilities, such as deposits.

      Fluctuations in interest rates are not predictable or controllable. Changes in interest rates can have differing effects on various aspects of our business, particularly on our net interest income and the cost of purchasing residential mortgage loans in the secondary market. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce our net interest income.

      We use a computer model to quantify our interest rate risk. This model measures the effect that overall increases or decreases in interest rates of 100 and 200 basis points would have on our net portfolio value — the fair value of all assets and liabilities that would be affected by interest rate changes. As of June 30, 2001, the model showed that changes in interest rates of 100 basis points would have a modest adverse impact on our net portfolio value, but changes of 200 basis points would have a more significant negative effect.

      Declining Interest Rates Could Result in Accelerated Loan Prepayments Which Impact Our Net Interest Income and Profitability

      Loan prepayments generally accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce our net interest income and adversely affect our earnings because:

•	we amortize premiums on acquired loans, and if loans are prepaid the unamortized premium will be charged off and

•	the yields we earn on the investment of funds that we receive from prepaid loans are generally less than the yields we earned on the prepaid loans.

      As of June 30, 2001, we held $1.3 billion of purchased residential loans. There are premiums of $10.2 million and discounts of $2.6 million on these loans. Significant prepayments on loans with premiums would adversely affect our earnings.

Our Real Estate Development and Investment Activities are Speculative and Involve a High Degree of Risk

      We engage in real estate development and investment activities through Levitt Corporation. The real estate industry is highly cyclical by nature and future market conditions are uncertain. Factors which adversely affect the real estate and home building industries include:

•	the availability and cost of financing;

•	a surplus of available real estate offerings in the market or decreases in demand;

•	over-building;

•	an unfavorable interest rate environment;

•	changes in general economic conditions;

•	a scarcity of land available for development which can be obtained at prices that are viable from a business perspective; and

•	significant volatility and fluctuations in underlying real estate values.

      Levitt Corporation’s periodic sales of properties may be insufficient to ensure that revenues are generated as expenses are incurred. Further, if sales are not adequate to cover operating expenses as incurred, it may be necessary for Levitt Corporation to seek a source of additional operating funds and this may have a negative impact on our earnings.

      We acquired Core Communities and Levitt and Sons, and indirectly the real estate owned by these companies, at what we believe were attractive prices. The profitability of our real estate development activities will depend, among other things, on our ability to acquire land, either directly or through acquisitions of existing entities, at attractive prices.

Loans from BankAtlantic to BankAtlantic Bancorp’s Real Estate Development Subsidiaries Are Subject to Regulatory Limits

      On October 1, 2001, BankAtlantic transferred its direct ownership of Levitt Corporation to BankAtlantic Bancorp. In connection with that transfer, approximately $90.0 million of loans from BankAtlantic to Levitt-related entities became subject to regulatory restrictions on loans to affiliates. Based on our current size, these loans would normally be limited, but BankAtlantic has been advised by the OTS that all of such loans were grandfathered upon transfer. However, no additional affiliated loans will be permitted until all outstanding affiliated loans are reduced to the maximum levels established by the Home Owners Loan Act and the Federal Reserve Act. Under applicable law, covered transactions with any one affiliate may not exceed 10% of the capital stock and surplus of BankAtlantic (approximately $44.0 million at June 30, 2001) and covered transactions with all affiliates may not exceed 20% of BankAtlantic’s capital stock and surplus (approximately $87.0 million at June 30, 2001).

BankAtlantic Bancorp and BankAtlantic are Subject to a Wide Range of Regulatory Requirements that Could Have a Material Adverse Effect on our Business

      BankAtlantic Bancorp is a grandfathered unitary savings and loan holding company and has broad authority to engage in various types of business activities. The OTS can stop BankAtlantic Bancorp from engaging in activities or limit those activities if it determines that there is reasonable cause to believe that the continuation by BankAtlantic Bancorp of any particular activity constitutes a serious risk to the financial safety, soundness or stability of BankAtlantic. The OTS may also:

•	limit the payment of dividends by BankAtlantic to BankAtlantic Bancorp;

•	limit transactions between BankAtlantic, BankAtlantic Bancorp and the subsidiaries or affiliates of either;

•	limit the activities of BankAtlantic; or

•	impose capital requirements on BankAtlantic Bancorp.

      Unlike bank holding companies, as a savings and loan holding company, BankAtlantic Bancorp is not subject to capital requirements. However, the OTS has indicated that it may impose capital requirements on savings and loan holding companies. The OTS may in the future adopt regulations that would affect BankAtlantic Bancorp’s operations, its ability to pay dividends or its ability to engage in certain transactions or activities.

We Engage in the Securities Business Through our Investment Banking Subsidiary, Ryan, Beck, which Subjects Us to the Specific Risks of that Business

      The securities business is by its nature subject to risks, particularly in volatile or illiquid markets, including the risk of losses resulting from the underwriting and ownership of securities, customer fraud, employee errors and misconduct, failures in connection with the processing of securities transactions and litigation. Ryan, Beck’s business and its profitability are affected by many factors including:

•	the volatility and price levels of the securities markets;

•	the volume, size and timing of securities transactions generally and of equity and debt securities in inventory;

•	the demand for investment banking services;

•	the level and volatility of interest rates;

•	the availability of credit;

•	legislation affecting the business and financial communities;

•	the economy in general; and

•	potential liability to customers.

      Markets characterized by low trading volumes and depressed prices generally result in reduced commissions and investment banking revenues as well as losses from declines in the market value of securities positions. Moreover, as a regional investment banking firm, Ryan, Beck is likely to be adversely affected by negative developments in the mid-Atlantic region and the financial services industry in general.

      Further, Ryan, Beck’s performance is largely dependent on the talents and efforts of its key employees. Competition in the securities industry for qualified employees is intense. As part of BankAtlantic Bancorp’s acquisition of Ryan, Beck, BankAtlantic Bancorp established a retention pool of approximately $8 million for the purpose of retaining key employees. The amounts in this retention pool have been accrued or will be accrued through June 2002, and are payable on that date. If we are unable to encourage the continued service of Ryan, Beck’s key employees or to hire additional personnel, its results could be adversely affected.

We Have a Large Portfolio of Equity Securities which is Susceptible to Market Downturns

      In addition to securities held by Ryan, Beck, we periodically invest in equity securities for our own account. As of June 30, 2001, our portfolio, without regard to securities held by Ryan, Beck, included publicly traded equity securities with a fair value of $33 million and privately held equity securities with a cost basis of $21 million. Our publicly traded equity securities portfolio had a fair value of $24 million at September 30, 2001. Our portfolio is susceptible to volatility in the securities markets and other risks associated with the ownership of equity securities. We may experience losses in our securities portfolio due to a decline in value of the underlying securities.

Our Business may be Negatively Impacted by the Community Savings Bankshares Acquisition

      Our business may be negatively impacted by the acquisition of Community Savings Bankshares due to certain risks inherent in the acquisition, including the risk that:

•	difficulties will arise in connection with the integration of Community’s business with our business;

•	difficulties will arise in the assimilation of Community’s technology, personnel and operations;

•	Community’s business will not perform in accordance with our expectations;

•	our management will divert its attention from other aspects of our business to focus on the acquisition;

•	cost synergies expected from combining the operations of Community with ours may not be realized;

•	we may lose key employees of Community; and

•	transaction-related expenses may adversely affect our earnings and results of operations.

      In addition, approximately 60% of Community’s deposit base is comprised of certificates of deposit, which pay fixed interest rates over the term of the certificate. Further, as discussed previously under “Changes in Interest Rates Could Adversely Affect our Net Interest Income and Profitability,” Community’s net interest income could be adversely affected in a falling interest rate environment.

      The acquisition agreement provides that we may become obligated to reimburse Community for up to $1.5 million of expenses incurred in connection with the transactions if we fail to receive regulatory approval of the acquisition in certain circumstances.

Risks Associated with the Terms of BankAtlantic Bancorp’s Common Stock

BFC Financial Corporation Holds Shares Representing a Majority of BankAtlantic Bancorp’s Voting Power

      As of September 30, 2001, BFC Financial Corporation (“BFC”) owned all of BankAtlantic Bancorp’s issued and outstanding Class B Common Stock and 8,296,891 shares, or approximately 18%, of its issued and outstanding Class A Common Stock. These shares represent approximately 57% of BankAtlantic Bancorp’s total voting power. Because the Class A Common Stock and Class B Common Stock vote as a single group on most matters, BFC is in a position to control BankAtlantic Bancorp and elect a majority of its Board of Directors. Additionally, Alan B. Levan, BankAtlantic Bancorp’s Chairman of the Board of Directors and Chief Executive Officer and Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic, and John E. Abdo, Vice Chairman of BankAtlantic Bancorp’s Board of Directors and the Vice Chairman of the Board of Directors and Chairman of the Executive Committee of BankAtlantic, beneficially own approximately 45% and 23% of the shares of BFC, respectively. As a consequence, Alan B. Levan and John E. Abdo effectively have the voting power to control the outcome of any shareholder vote of BankAtlantic Bancorp, except in those limited circumstances where Florida law mandates that the holders of our Class A Common Stock vote as a separate class. BFC’s control position may have an adverse effect on the market price of the Class A Common Stock.

BFC Financial Corporation Can Reduce its Economic Interest in BankAtlantic Bancorp and Still Maintain Voting Control

      The Class A Common Stock and Class B Common Stock generally vote together as a single class with the Class A Common Stock possessing a fixed 53% of the aggregate voting power of all BankAtlantic Bancorp’s common stock and the Class B Common Stock possessing a fixed 47% of such aggregate voting power. The Class B Common Stock currently represents approximately 10% of BankAtlantic Bancorp’s common equity and 47% of the voting power. As a result, the voting power of the Class B Common Stock does not bear a direct relationship to the economic interest represented by the shares. Further, BankAtlantic Bancorp’s Articles of Incorporation provide that these relative voting percentages will remain fixed until such time as BFC or its affiliates own less than 2,438,062 shares of Class B Common Stock, which is 50% of the number of shares that it now owns, even if additional shares of Class A Common Stock are issued. Therefore, BFC may sell up to 50% of its shares of Class B Common Stock, and significantly reduce its economic interest in BankAtlantic Bancorp, while still maintaining its voting power. If BFC were to take this action, it would widen the disparity between the equity interest represented by the Class B Common Stock and its voting power. Any conversion of shares of Class B Common Stock into shares of Class A Common Stock in connection with the sale would further dilute the voting interests of the holders of the Class A Common Stock.

FORWARD-LOOKING STATEMENTS

      Some of the statements contained or incorporated by reference in this prospectus include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seeks” or other similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties including certain risks described in this prospectus or other documents incorporated by reference. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to BankAtlantic Bancorp. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include:

•	regulatory limitations on BankAtlantic’s ability to pay dividends;

•	the impact and effects of leverage;

•	the potential adverse impact on BankAtlantic’s operations and profitability of changes in interest rates and future legislation or regulations;

•	economic conditions, both generally and particularly in areas where we operate or hold assets;

•	interest rate and credit risk associated with BankAtlantic’s loan portfolio and the related sufficiency of its allowance for loan losses;

•	the success of technological, strategic and business initiatives;

•	the risks associated with commercial real estate and development;

•	the risks associated with the value of our equity securities;

•	the profitability of our banking and non-banking initiatives and investments;

•	the ability to complete the acquisition of Community Savings Bankshares;

•	the ability to successfully integrate the operations or achieve the anticipated cost synergies in connection with the acquisition of Community Savings Bankshares or any other business or assets that we may acquire;

•	the highly regulated nature of our banking business;

•	the highly competitive nature of our businesses; and

•	the impact and effects of the events of September 11, 2001 and any further similar events.

      Many of these factors are beyond our control. For a discussion of factors that could cause actual results to differ, please see the discussion in the section of this prospectus above entitled “Risk Factors” and the risk factors and other information contained in BankAtlantic Bancorp’s publicly available SEC filings.

USE OF PROCEEDS

      Unless otherwise set forth in the applicable prospectus supplement, BankAtlantic Bancorp plans to use the net proceeds from the sale of securities offered by this prospectus to contribute to the capital of BankAtlantic and to finance a portion of the purchase price for the acquisition of Community Savings Bankshares. For information on the acquisition of Community Savings Bankshares, see “Pending Acquisition of Community Savings Bankshares, Inc.” BankAtlantic Bancorp may also use the net proceeds from sales of securities offered by this prospectus for general corporate purposes.

      The proceeds from the sale of the trust preferred securities by the Trust will be invested in junior subordinated debt securities issued by BankAtlantic Bancorp. Except as we may otherwise describe in a prospectus supplement, BankAtlantic Bancorp intends to use the net proceeds from the sale of the junior subordinated debt securities to the Trust for the purposes set forth above.

      Any specific allocation of the proceeds to a particular purpose that has been decided at the date of any prospectus supplement will be described in that supplement.

RATIO OF EARNINGS TO FIXED CHARGES

      The table below contains our consolidated ratio of earnings from continuing operations to fixed charges for the periods indicated:

		Year ended December 31,
	Six months ended
	June 30, 2001	2000	1999	1998	1997	1996

Ratio of earnings to fixed charges	1.23x	1.13x	1.27x	1.11x	1.33x	1.37x

      We computed the ratio of earnings to fixed charges by dividing earnings from continuing operations by fixed charges. For purposes of computing this ratio, “earnings” consist of income from continuing operations before provision for income taxes, extraordinary charges and changes in accounting principles plus fixed charges. “Fixed charges” consist of the sum of interest expense on indebtedness and interest expense on deposits.

DESCRIPTION OF CAPITAL STOCK

      The following summary describes the material terms of BankAtlantic Bancorp’s common stock. For the complete terms of BankAtlantic Bancorp’s common stock you should read the more detailed provisions of BankAtlantic Bancorp’s Articles of Incorporation and Bylaws.

      BankAtlantic Bancorp’s authorized capital stock consists of 80,000,000 shares of Class A Common Stock, par value $.01 per share, 45,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of September 30, 2001, BankAtlantic Bancorp had 46,202,430 shares of Class A Common Stock and 4,876,124 shares of Class B Common Stock issued and outstanding, and no shares of preferred stock were outstanding.

Voting Rights

      Except as provided by law or as specifically provided in BankAtlantic Bancorp’s Articles of Incorporation, holders of Class A Common Stock and Class B Common Stock vote as a single group. Each share of Class A Common Stock is entitled to one vote, and the Class A Common Stock represents in the aggregate 53% of the total voting power of the Class A Common Stock and Class B Common Stock. Each share of Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 47% of the total voting power of the Class A Common Stock and Class B Common Stock. The fixed voting percentages will be eliminated, and shares of Class B Common Stock will be entitled to only one vote per share, from and after the date that BFC or its affiliates no longer own in the aggregate at least 2,438,062 shares of Class B Common Stock (which amount is 50% of the number of shares BFC now holds).

      Under Florida law, holders of Class A Common Stock are entitled to vote as a separate voting group, and would therefore have an effective veto power, on amendments to BankAtlantic Bancorp’s Articles of Incorporation that would:

•	increase or decrease the authorized number of shares of Class A Common Stock;

•	effect an exchange or reclassification of all or part of the shares of Class A Common Stock into shares of another class of stock;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or a part of the shares of Class A Common Stock;

•	change all or a portion of the shares of Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of Class A Common Stock; or

•	increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of Class A Common Stock.

      Under Florida Law, holders of Class B Common Stock are entitled to vote as a separate voting group, and would therefore have effective veto power, on amendments to BankAtlantic Bancorp’s Articles of Incorporation that would affect the rights of the holders of Class B Common Stock in substantially the same manner as described above.

      Holders of Class A Common Stock and Class B Common Stock are also entitled to vote as a separate voting group on any plan of merger or plan of share exchange that contains a provision which, if included in a proposed amendment to the Articles of Incorporation, would require their vote as a separate voting group.

      In addition to the rights afforded to BankAtlantic Bancorp’s shareholders under Florida law, BankAtlantic Bancorp’s Articles of Incorporation provide that the approval of the holders of Class B Common Stock voting as a separate voting group will be required before any of the following actions may be taken:

•	the issuance of any additional shares of Class B Common Stock, other than a stock dividend issued to holders of Class B Common Stock,

•	the reduction of the number of outstanding shares of Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to BankAtlantic Bancorp), or

•	any amendments of the capital stock provisions of BankAtlantic Bancorp’s Articles of Incorporation.

Convertibility of Class B Common Stock into Class A Common Stock; Ownership Restrictions on Class B Common Stock

      Holders of Class B Common Stock possess the right, at any time, to convert any or all of their shares into shares of Class A Common Stock on a share-for-share basis. Only BFC or its affiliates may hold Class B Common Stock, and, accordingly, sales of Class B Common Stock to unaffiliated parties would result in the conversion of the shares to Class A Common Stock. However, the sale of BFC or any other change in control of BFC would not result in the conversion of the shares of Class B Common Stock held by BFC into shares of Class A Common Stock.

Dividends and Other Distributions; Liquidation Rights

      Holders of Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by the Board of Directors out of legally available assets. Any distribution per share with respect to Class A Common Stock will be identical to the distribution per share with respect to Class B

Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of the Board of Directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

      Upon any liquidation, the assets legally available for distribution to shareholders will be distributed ratably among the holders of Class A Common Stock and Class B Common Stock.

DESCRIPTION OF DEBT SECURITIES

      This prospectus describes the general terms and provisions of the debt securities that BankAtlantic Bancorp may offer. When BankAtlantic Bancorp offers to sell a particular series of debt securities, we will describe the specific terms of that series in a supplement to this prospectus. We will also indicate in the prospectus supplement whether the general terms and provisions that we describe in this prospectus apply to that particular series of debt securities. For a complete description of the material terms of a particular issue of debt securities, you must refer to both the prospectus supplement relating to that series and to the following description.

      If issued, BankAtlantic Bancorp will issue the debt securities, other than any junior subordinated debentures discussed under “Description of Junior Subordinated Debt Securities,” under an indenture between BankAtlantic Bancorp and U.S. Bank Trust National Association, as trustee. The indenture is subject to, and governed by, the Trust Indenture Act of 1939. We have filed a copy of the form of indenture as an exhibit to the registration statement of which this prospectus forms a part. We have summarized the material portions of the indenture below, but you should read the indenture for other provisions that may be important to you. We qualify the following summary in its entirety by reference to the provisions of the indenture.

General

      BankAtlantic Bancorp will establish the terms of each series of debt securities that it will issue under the indenture by a resolution of its board of directors. BankAtlantic Bancorp will detail the terms of the debt securities that it will offer in an officers’ certificate under the indenture or by a supplemental indenture. BankAtlantic Bancorp will describe the particular terms of each series of debt securities that it issues in a prospectus supplement relating to that series. The specific terms described in any prospectus supplement may differ from the terms described below.

      Under the indenture, BankAtlantic Bancorp can issue an unlimited amount of debt securities, including debt securities that are convertible into or exchangeable for its other securities, including its common stock. BankAtlantic Bancorp may issue the debt securities:

•	in one or more series,

•	with the same or various maturities,

•	at par,

•	at a premium, or

•	at a discount.

      For each series of debt securities that BankAtlantic Bancorp offers, we will distribute a prospectus supplement that will disclose:

•	the initial offering price,

•	the aggregate principal amount of that series of debt securities,

•	the title of the debt securities,

•	any limit on the aggregate principal amount of the debt securities,

•	the date or dates on which BankAtlantic Bancorp will pay the principal on the debt securities,

•	the maturity date,

•	the annual rate or rates (which may be fixed or variable) or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest,

•	the date or dates from which interest will accrue,

•	the date or dates on which interest will commence and be payable,

•	any regular record date for the interest payable on any interest payment date,

•	the place or places where BankAtlantic Bancorp will pay the principal, premium, and interest with respect to the debt securities,

•	whether the debt securities will be convertible into other securities and the terms and conditions upon which the holder of debt securities may convert the debt securities,

•	the terms and conditions upon which BankAtlantic Bancorp may redeem the debt securities,

•	any obligation BankAtlantic Bancorp has to redeem or purchase the debt securities under any sinking fund or similar provisions or at the option of a holder of debt securities,

•	the denominations in which BankAtlantic Bancorp will issue the debt securities, if it issues them other than in denominations of $1,000 and any integral multiple thereof,

•	whether BankAtlantic Bancorp will issue the debt securities in the form of certificated debt securities or global securities,

•	the currency of denomination of the debt securities,

•	any addition to or change in the events of default that are described in this prospectus or in the indenture,

•	any change in the acceleration provisions that are described in this prospectus or in the indenture,

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities,

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series, and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

      BankAtlantic Bancorp may issue debt securities that provide that it must only pay an amount less than their stated principal amount if their maturity date accelerates. In the prospectus supplement, we will also provide you with information on the federal income tax considerations and other special considerations that apply to any of the particular debt securities.

Payment of Interest and Exchange

      Each debt security will be represented by either:

•	one or more global securities registered in the name of The Depository Trust Company, or DTC, as depositary, or a nominee of DTC (a “book-entry debt security”), or

•	a certificate issued in definitive registered form (a “certificated debt security”).

      We will describe whether the particular series of debt securities will be a book-entry debt security or a certificated debt security in the applicable prospectus supplement. Except as described under “Global Debt

Securities and Book-Entry System” below, BankAtlantic Bancorp will not issue book-entry debt securities in certificated form.

      Certificated Debt Securities. You may transfer or exchange certificated debt securities at the trustee’s office or at paying agencies as provided for in the indenture. BankAtlantic Bancorp will not charge you any service charge for any transfer or exchange of certificated debt securities, but may require you to pay a sum sufficient to cover any tax or other governmental charge that may be required in connection with your transfer or exchange.

      You may transfer certificated debt securities and the right to receive the principal, premium and interest on certificated debt securities only by surrendering the certificate representing your certificated debt securities. After you surrender your certificated debt securities, BankAtlantic Bancorp or the trustee will reissue your certificate to the new holder or it or the trustee will issue a new certificate to the new holder.

      Global Debt Securities and Book-Entry System. A global debt security is a debt security that represents, and is denominated in an amount equal to the aggregate principal amount of, all outstanding debt securities of a series, or any portion thereof, in either case having the same terms, including the same:

•	original issue date,

•	date or dates on which BankAtlantic Bancorp must pay principal and interest, and

•	interest rate or method of determining interest.

      BankAtlantic Bancorp will deposit each global debt security representing book-entry debt securities with, or on behalf of, the depositary and will also register the global debt security in the name of the depositary or its nominee. The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

      Only persons who have accounts with the depositary for the related global debt security, or participants, or a person that holds an interest through a participant may own beneficial interests in book-entry debt securities. When BankAtlantic Bancorp issues a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the appropriate principal amounts of the book-entry debt securities that the participant owns. Any dealers, underwriters or agents participating in the distribution of the book-entry debt securities will designate the accounts that the depositary will credit. Ownership of book-entry debt securities will be shown on, and the transfer of the ownership interests in book-entry debt securities will be effected only through, records that the depositary maintains for the related global debt security (for interests of participants) and records that the participants maintain (for interests of persons holding through participants). The laws of some states may require that some purchasers of securities take physical delivery of their securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities, because BankAtlantic Bancorp will not issue book-entry debt securities in certificated form, except under the special circumstances that are described below.

      So long as the depositary, or its nominee, is the registered owner of a global debt security, BankAtlantic Bancorp will consider the depositary or its nominee as the sole owner or holder of the book-entry debt securities represented by the associated global debt security for all purposes under the indenture. Except as described in this prospectus or the applicable prospectus supplement, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names and will not receive or be entitled to receive physical delivery of a certificate in definitive form representing their securities. BankAtlantic Bancorp will not consider beneficial owners of book-entry debt securities the owners or holders of those securities under the indenture. As a result, to exercise any rights of a holder under the indenture, each person beneficially owning book-entry debt securities must rely on the depositary’s procedures for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest.

      BankAtlantic Bancorp understands, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise some rights of holders of debt securities, and the indenture provides that BankAtlantic Bancorp, the trustee and their respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities under the indenture.

      BankAtlantic Bancorp will make payments of the principal, premium and interest on the book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. BankAtlantic Bancorp, the trustee and any other agent of BankAtlantic Bancorp or agent of the trustee will not have any responsibility or liability for:

•	any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or

•	maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      BankAtlantic Bancorp expects the depositary, upon receipt of any payment of the principal, premium or interest with respect to a global debt security, will immediately credit the participants’ accounts with payments in amounts proportionate to the amounts of book-entry debt securities they each hold, as shown on the records of the depositary. BankAtlantic Bancorp also expects that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

      BankAtlantic Bancorp will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, or the Exchange Act, and BankAtlantic Bancorp does not appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days. In addition, BankAtlantic Bancorp may at any time and in its sole discretion determine not to have any of the book-entry debt securities of any series represented by one or more global debt securities and, in that event, BankAtlantic Bancorp will issue certificated debt securities in exchange for the global debt securities of that series. Holders of global debt securities may exchange their global debt securities for certificated debt securities if an event of default under the book-entry debt securities represented by those global debt securities has occurred and is continuing. BankAtlantic Bancorp will register any certificated debt securities that it issues in exchange for a global debt security in the name or names as the depositary shall instruct the trustee. BankAtlantic Bancorp expects that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

      BankAtlantic Bancorp has obtained the previous information in this section concerning the depositary and the depositary’s book-entry registration and transfer system from sources it believes to be reliable, but takes no responsibility for the accuracy of this information.

Consolidation, Merger and Sale of Assets

      Under the indenture, BankAtlantic Bancorp may not consolidate with or merge into, or convey, transfer or lease all or substantially all of its properties and assets to any person, and it may not permit any person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to it unless:

•	the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	it satisfies other conditions specified in the indenture.

Covenants

      Unless stated otherwise in:

•	the applicable prospectus supplement and in a supplement to the indenture,

•	a resolution of our board of directors, or

•	an officers’ certificate delivered under the indenture,

the debt securities will not contain any restrictive covenants, including covenants restricting BankAtlantic Bancorp or any of its subsidiaries from incurring, issuing, assuming or guaranteeing any indebtedness secured by a lien on any of its or its subsidiaries’ property or capital stock, or restricting BankAtlantic Bancorp or any of its subsidiaries from entering into any sale and leaseback transactions.

Events of Default

      Under the indenture, an “event of default” means, with respect to any series of debt securities, any of the following:

•	default in the payment of any interest on any debt security of that series when it becomes due and payable, and the continuance of that default for a period of 30 days (unless BankAtlantic Bancorp deposits the entire amount of the payment with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal or premium on any debt security of that series when due and payable;

•	default in the deposit of any sinking fund payment, when and as due on any debt security of that series;

•	default in the performance or breach of any of BankAtlantic Bancorp’s other covenants or warranties in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after BankAtlantic Bancorp receives written notice from the trustee or BankAtlantic Bancorp and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	some events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable supplement to this prospectus.

      No event of default for a particular series of debt securities, except for the events of default relating to events of bankruptcy, insolvency or reorganization, will necessarily constitute an event of default for any other series of debt securities.

      If an event of default for debt securities of any series occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) and premium of all debt securities of that series. In the case of an event of default resulting from events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium of all outstanding debt securities will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series, but before the trustee has obtained a judgment or decree for payment of the money due, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to BankAtlantic Bancorp having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal that has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and premium with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion under “Modification and Waiver” below. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an event of default and the continuation of an event of default.

      The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to some rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given the trustee written notice of a continuing event of default under the debt securities of that series; and

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

      Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal, premium and any interest with respect to that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

      The indenture requires BankAtlantic Bancorp, within 90 days after the end of its fiscal year, to furnish to the trustee a statement of its compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

      BankAtlantic Bancorp and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. BankAtlantic Bancorp and the trustee may not make any modification or amendment without the consent of the holder of each affected debt security then outstanding if that amendment will:

•	change the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of, or extend the time for payment of, interest (including default interest) on any debt security;

•	reduce the principal of, or premium on, or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the deposit of any sinking fund payment or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal, premium or interest with respect to any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from that acceleration);

•	make the principal, premium or interest with respect to any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal, premium and interest with respect to those debt securities and to institute suit for the enforcement of any payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security or change any of the provisions with respect to the redemption of any debt securities.

      Except for some specified provisions of the indenture, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive BankAtlantic Bancorp’s compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of that series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal, premium or any interest with respect to any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

      Legal Defeasance. The indenture provides that, unless the terms of the applicable series of debt securities provide otherwise, BankAtlantic Bancorp may be discharged from any and all obligations under the debt securities of any series (except for some obligations to register the transfer or exchange of debt securities of the series, to replace stolen, lost or mutilated debt securities of the series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). BankAtlantic Bancorp will be discharged when it deposits with the trustee, in trust, money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest, and any mandatory sinking fund payments for the debt securities of that series on the stated maturity in accordance with the terms of the indenture and those debt securities.

      BankAtlantic Bancorp will be discharged only if, among other things, it has delivered to the trustee an officers’ certificate and an opinion of counsel stating that it has received from the United States Internal Revenue Service, or that the United States Internal Revenue Service has published, a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, holders of the debt securities of the series from which it wishes to be discharged will:

•	not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and

•	will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

      Defeasance of Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with specified conditions, BankAtlantic Bancorp may omit to comply with the restrictive covenants contained in Sections 4.2, 4.3, 4.4, 4.5, 4.6 and 5.1 of the indenture, as well as any additional covenants contained in a supplement to the indenture, a resolution of the Board of Directors or an officers’ certificate delivered pursuant to the indenture.

      The conditions include BankAtlantic Bancorp:

•	depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest, and any mandatory sinking fund payments or the debt securities of that series on the stated maturity in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

      In the event BankAtlantic Bancorp exercises its option not to comply with some covenants of the indenture with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations it has deposited with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, BankAtlantic Bancorp will remain liable for those payments.

      “Foreign government obligations” means for the debt securities of any series that are denominated in a currency other than U.S. dollars:

•	direct obligations of the government that issued or caused to be issued the currency in question for the payment of which obligations its full faith and credit is pledged, which are not callable or redeemable at the option of the issuer thereof; or

•	obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.

Governing Law

      The indenture and the debt securities will be governed by and construed under the laws of the State of Florida.

DESCRIPTION OF TRUST PREFERRED SECURITIES, TRUST PREFERRED SECURITIES

GUARANTEE AND JUNIOR SUBORDINATED DEBT SECURITIES

Trust Preferred Securities

      This prospectus describes the general terms and provisions of the trust preferred securities that the Trust may offer. When the Trust offers to sell its trust preferred securities, we will describe the specific terms of those securities in a supplement to this prospectus. We will also indicate in the prospectus supplement whether the general terms and provisions that we describe in this prospectus apply to those securities. For a complete description of the material terms of the particular issue of trust preferred securities, you must refer to both the prospectus supplement relating to that series and to the following description.

      The trust preferred securities will be issued in one series only by the Trust under the trust agreement of the Trust. The trust agreement will be qualified under the Trust Indenture Act of 1939, as amended. The trust agreement will authorize the administrative trustees of the Trust, on behalf of the Trust, to issue the Trust’s trust preferred securities and trust common securities. These securities will each represent undivided beneficial interests in the assets of the Trust. You should read the prospectus supplement relating to the particular trust preferred securities for the specific terms of those securities, including:

•	the specific designation of the trust preferred securities;

•	the number of trust preferred securities;

•	the annual distribution rate or method of its calculation, the date or dates on which the Trust will pay distributions and the record date for any distributions;

•	whether distributions on the trust preferred securities will be cumulative and, if so, the date from which distributions will be cumulative;

•	the amount or amounts that the Trust will pay out of its assets to the holders of the trust preferred securities upon the Trust’s dissolution;

•	the obligation, if any, of the Trust to purchase or redeem the trust preferred securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which the Trust will or may purchase or redeem trust preferred securities, in whole or in part, pursuant to the obligation;

•	the voting rights, if any, of the trust preferred securities, including any vote required to amend the Trust;

•	the Trust’s rights to defer distributions on the trust preferred securities in conjunction with our extending the interest payment period on the related junior subordinated debt securities;

•	terms for any optional or mandatory conversion or exchange of trust preferred securities into other securities; and

•	any other relative rights, preferences, privileges, limitations or restrictions of the trust preferred securities not inconsistent with the trust agreement of the Trust or applicable law.

      The proceeds from the sale of trust preferred securities and trust common securities will be used by the Trust to purchase an aggregate principal amount of junior subordinated debt securities issued by BankAtlantic Bancorp pursuant to this prospectus equal to the aggregate liquidation amount of the trust preferred securities offered by this prospectus and trust common securities. Legal title to the junior subordinated debt securities will be held by the property trustee of the Trust for the benefit of the holders of the related trust securities. The revenue of the Trust available for distribution to holders of its trust preferred securities will be limited to payments received under the related junior subordinated debt securities that the Trust purchased with the proceeds from the sale of its trust securities. If BankAtlantic Bancorp fails to make a required payment in respect of such junior subordinated debt securities, the Trust will not have sufficient funds to make the related payments, including distributions, in respect of its trust securities.

      BankAtlantic Bancorp will guarantee all trust preferred securities that the Trust offers as set forth under “Description of Trust Preferred Securities Guarantee.” BankAtlantic Bancorp will describe any material United States federal income tax considerations applicable to an offering of trust preferred securities in the applicable prospectus supplement. The terms of the trust common securities issued to BankAtlantic Bancorp will be set forth in the trust agreement and described in the applicable prospectus supplement. The terms of the trust common securities will be substantially identical to the terms of the trust preferred securities the Trust is issuing, subject to the terms and exceptions set forth in the trust agreement.

Description of Trust Preferred Securities Guarantee

      Set forth below is a summary of information concerning the guarantee that BankAtlantic Bancorp will execute and deliver concurrently with the issuance by the Trust of its trust preferred securities for the benefit of the holders of the trust preferred securities. The guarantee will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company will act as guarantee trustee under the Trust Indenture Act for the guarantee. The guarantee trustee will hold the guarantee for the benefit of holders of the trust preferred securities.

      Under the guarantee, BankAtlantic Bancorp will irrevocably and unconditionally agree, to the extent provided in the guarantee, to pay in full to the holders of trust preferred securities:

•	any accrued and unpaid distributions required to be paid on the trust preferred securities, but only if and to the extent that the Trust has funds legally and immediately available for the payment of the distribution,

•	the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any trust preferred securities the Trust calls for redemption, but only if and to the extent the Trust has funds legally and immediately available for that payment, and

•	upon a dissolution of the Trust, other than in connection with the Trust’s distribution of junior subordinated debt securities to the holders of the Trust’s securities or the redemption of all of the trust preferred securities, the lesser of:

•	the aggregate of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities to the date of payment, but only if and to the extent the Trust has funds legally and immediately available therefor, and

•	the amount of assets of the Trust remaining legally available for distribution to holders of trust preferred securities upon liquidation of the Trust.

      BankAtlantic Bancorp may satisfy its obligation to make a guarantee payment by paying the required amounts directly to the holders of the trust preferred securities or by causing the Trust to pay that amount to those holders.

      The guarantee will be a guarantee of payments with respect to the trust preferred securities from the time the Trust issues the trust preferred securities, but it will not apply to the payment of distributions and other payments on the trust preferred securities if the Trust does not have sufficient funds legally and immediately available to make the necessary distributions or other payments. If BankAtlantic Bancorp does not pay interest on the associated junior subordinated debt securities, the Trust will not make distributions on its trust preferred securities.

      The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the Trust or upon distribution of the junior subordinated debt securities to the holders of the trust preferred securities. Because BankAtlantic Bancorp is a holding company, its right to participate in any distribution of assets of a subsidiary, including BankAtlantic, upon a liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary, except to the extent BankAtlantic Bancorp may be recognized as a creditor of the subsidiary. BankAtlantic Bancorp’s obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of its subsidiaries, including BankAtlantic, and claimants should look only to BankAtlantic Bancorp’s assets for payments thereunder.

      BankAtlantic Bancorp will, through the guarantee, the trust agreement, the related subordinated debt securities and the indenture for the junior subordinated debt securities taken together, fully, irrevocably and unconditionally guarantee all of the Trust’s obligations under its trust preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust’s obligations under its trust preferred securities.

     Covenants

      To the extent set forth in the applicable prospectus supplement, BankAtlantic Bancorp will agree to specified covenants so long as the guarantee remains outstanding.

     Subordination

      BankAtlantic Bancorp’s obligations under the guarantee will constitute one of its unsecured obligations and will rank subordinate and junior in right of payment to all its other liabilities, including the junior subordinated debt securities, except those obligations or liabilities made equal or subordinate to the guarantee.

      The terms of the trust preferred securities will provide that each holder of trust preferred securities agrees to the subordination provisions and other terms of the guarantee by accepting the trust preferred securities.

      The guarantee will constitute a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against BankAtlantic Bancorp to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity.

     Amendments and Assignment

      Except for any changes that do not materially and adversely affect the rights of holders of the trust preferred securities (in which case no consent will be required), BankAtlantic Bancorp may amend the guarantee only with the prior approval of the holders of a majority in liquidation amount of the outstanding trust preferred securities. BankAtlantic Bancorp will describe the manner by which it will obtain any necessary approval in the applicable prospectus supplement. The terms of the guarantee will bind BankAtlantic Bancorp’s successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the related trust preferred securities then outstanding.

     Termination

      The guarantee will terminate and be of no further force and effect as to the trust preferred securities upon the earliest of:

•	the payment of the full redemption price of all the trust preferred securities,

•	distribution of the related junior subordinated debt securities to the holders of the trust preferred securities, or

•	the payment of all amounts payable upon liquidation of the Trust.

      The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities must repay or account over any amount paid with respect to the trust preferred securities or under the guarantee.

     Events of Default

      An event of default under the guarantee will occur if BankAtlantic Bancorp fails to perform any of its payment obligations under the guarantee and any applicable cure periods shall have lapsed. The holders of a majority in liquidation amount of the trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee. Any holder of trust preferred securities may institute a legal proceeding directly against BankAtlantic Bancorp to enforce the holder’s rights under the guarantee without first instituting a legal proceeding against the guarantee trustee or any other person or entity. The holders of a majority in liquidation amount of trust preferred securities, by vote, may waive any past event of default and its consequences.

     Information Concerning the Guarantee Trustee

      Wilmington Trust Company will serve as guarantee trustee. The guarantee trustee, prior to the occurrence of any event of default under the guarantee and after the curing or waiving of all events of default for the guarantee, undertakes to perform only the duties as are specifically set forth in the guarantee and, in case an event of default has occurred, the guarantee trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of its own affairs. Subject to these provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of trust preferred securities unless offered reasonable indemnity against the costs, expenses and liabilities which it might incur.

      The guarantee trustee will also serve as property trustee and as indenture trustee.

     Agreements as to Expenses and Liabilities

      Under the terms of an agreement as to expenses and liabilities that BankAtlantic Bancorp will enter into under the trust agreement, BankAtlantic Bancorp will irrevocably and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable the full payment of any of the Trust’s indebtedness, expenses or liabilities, other than obligations of the Trust to pay to the holders of trust preferred securities or other similar interests in the Trust the amounts due holders pursuant to the terms of the trust preferred securities or other similar interests, as the case may be.

Description Of Junior Subordinated Debt Securities

     General

      In connection with the Trust’s offering of its trust preferred securities, BankAtlantic Bancorp will issue its junior subordinated debt securities to the Trust under the subordinated debt securities indenture. BankAtlantic Bancorp will issue the junior subordinated debt securities to the Trust at the same time that the Trust issues its trust preferred securities. You should read the following description as well as “Description of Debt Securities” for a description of terms generally applicable to the junior subordinated debt securities. You should read the prospectus supplement relating to the trust preferred securities for additional terms relating to the junior subordinated debt securities.

      If BankAtlantic Bancorp issues junior subordinated debt securities to the Trust in connection with the Trust’s issuance of trust preferred securities, the Trust may subsequently distribute the junior subordinated debt securities pro rata to the holders of trust preferred securities in connection with the dissolution of the Trust upon the occurrence of a number of events that we will describe in the applicable prospectus supplement.

     Subordination

      The junior subordinated debt securities are unsecured, subordinated and junior in right of payment to all of BankAtlantic Bancorp’s senior indebtedness. They will rank equally with all of BankAtlantic Bancorp’s other junior subordinated debt securities. For these purposes, when BankAtlantic Bancorp refers to “senior indebtedness,” it means:

•	any payment due in respect of BankAtlantic Bancorp’s indebtedness:

•	for money borrowed, including any financial derivative, hedging or futures contract or similar instrument, or

•	evidenced by securities, debentures, bonds, notes or other similar instruments issued by BankAtlantic Bancorp or any entity or business that it may subsequently acquire including, without limitation, all obligations under its indentures with various trustees, regardless of whether that indebtedness exists on the date BankAtlantic Bancorp issues the junior subordinated debt securities or it subsequently creates, incurs or acquires it.

•	all capital lease obligations;

•	all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of BankAtlantic Bancorp’s under any title retention agreement, but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations;

•	all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•	all obligations of the type referred to in the preceding bullet points of other persons, the payment of which BankAtlantic Bancorp is responsible or liable for as obligor, guarantor or otherwise; and

•	all obligations of the type referred to in the preceding bullet points of other persons secured by any lien on any property or asset of BankAtlantic Bancorp, whether or not it has assumed that obligation, except for

•	any indebtedness that is by its terms expressly subordinated to, or of equal rank with, the junior subordinated debt securities,

•	any indebtedness which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to BankAtlantic Bancorp,

•	any indebtedness between or among BankAtlantic Bancorp and/or its affiliates,

•	any indebtedness that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business, to the extent that payments made to the obligees of such indebtedness by the holders of the junior subordinated debt securities as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of the subordination provisions to which such indebtedness is subject, and

•	any other indebtedness of a type specified in a supplemental prospectus as not constituting senior indebtedness.

BankAtlantic Bancorp is not permitted to pay principal, premium or interest on the junior subordinated debt securities if:

•	it does not pay any senior indebtedness when due and any applicable grace period for that payment has ended with the default not being cured or waived or otherwise ceasing to exist, or

•	the maturity of any senior indebtedness has been accelerated because of a default.

If BankAtlantic Bancorp pays or distributes its assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings involving it, the holders of senior indebtedness will be entitled to receive payment in full of all amounts due or to become due on their senior indebtedness before the holders of the junior subordinated debt securities are entitled to receive or retain any payment or distribution. Subject to the prior payment of all senior indebtedness, holders of the junior subordinated debt securities who receive payments or distributions on those securities must pay them over to the holders of senior indebtedness until all amounts owing on the senior indebtedness are paid in full.

     Additional Covenants

      The indenture relating to the junior subordinated debt securities will include covenants that BankAtlantic Bancorp will make for the benefit of the holders of the junior subordinated debt securities, unless stated otherwise in the applicable prospectus supplement. These covenants provide that if:

•	BankAtlantic Bancorp gives notice of its election to extend an interest payment period for the junior subordinated debt securities and the extension is then in effect; or

•	BankAtlantic Bancorp is in default with respect to its payment or other obligations under the trust preferred securities; or

•	an event of default with respect to the junior subordinated debt securities has occurred and is continuing;

then:

•	BankAtlantic Bancorp will not, with respect to any of its capital stock,

•	declare or pay any dividend,

•	make any distributions,

•	redeem, purchase, acquire, or

•	make a liquidation payment,

•	and BankAtlantic Bancorp will not, with respect to any debt securities that rank equally with or junior to the junior subordinated debt securities,

•	make any payment of principal, premium or interest, or

•	repay, repurchase or redeem any such securities.

However, these covenants will not restrict:

•	any combination or reclassification of BankAtlantic Bancorp’s capital stock or the exchange or conversion of one class or series of its capital stock for another class or series of its capital stock; or

•	any declaration of a dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto; or

•	BankAtlantic Bancorp’s purchase of fractional interests in shares of its capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged; or

•	purchases of BankAtlantic Bancorp’s common stock related to rights under any of its benefit plans for it or its subsidiaries’ directors, officers or employees; or

•	any dividends or distributions payable in any class of its common stock.

      The junior subordinated debt securities indenture will further provide that, as long as the trust preferred securities remain outstanding, BankAtlantic Bancorp will:

•	directly or indirectly maintain 100% ownership of the trust common securities except to the extent permitted by the applicable trust agreement; provided that any permitted successor of BankAtlantic Bancorp under the junior subordinated debt securities indenture may succeed to its ownership of the trust common securities; and

•	use its reasonable efforts to cause the Trust:

•	to remain a statutory business trust, except in connection with:

•	the distribution of junior subordinated debt securities to the holders of trust securities in liquidation of the Trust,

•	the redemption of all of the trust securities of the Trust, or

•	mergers, consolidations or amalgamations permitted by the related trust agreement, and

•	to otherwise continue to be classified as a grantor trust for United States federal income tax purposes, except in connection with a distribution of junior subordinated debt securities.

     Additional Event of Default

      The junior subordinated debt securities indenture will also provide that BankAtlantic Bancorp’s failure to pay to the Trust, concurrently with each interest payment (subject to the 30 day grace period applicable to interest payments), any additional amounts required so that the net amounts received and retained by the Trust, after paying taxes, duties, assessments or governmental charges of whatever nature imposed by the United States or any other taxing authority, other than withholding taxes, will not be less than the amounts the Trust would have received if those taxes, duties, assessments, or other governmental charges had not been imposed.

Relationship Among The Trust Preferred Securities, The Junior Subordinated Debt Securities And The Trust Preferred Securities Guarantee

      The trust preferred securities evidence preferred undivided beneficial interests in the assets of the Trust. The Trust exists for the sole purpose of issuing its trust preferred securities and investing the proceeds from that issuance in BankAtlantic Bancorp’s junior subordinated debt securities. A principal difference between the rights of a holder of a junior subordinated debt security and the rights of a holder of a trust preferred security is that a holder of a junior subordinated debt security is entitled to receive from BankAtlantic Bancorp the principal amount of, and interest accrued on, junior subordinated debt securities held, while a holder of a trust preferred security is entitled to receive distributions from the Trust (or from BankAtlantic Bancorp under the guarantee) only if and to the extent the Trust has funds available for the payment of such distributions.

      As long as BankAtlantic Bancorp makes interest and other payments on the junior subordinated debt securities when those payments are due, the payments will be sufficient to cover distributions and payments due on the related trust securities because:

•	the aggregate principal amount of junior subordinated debt securities will be equal to the sum of the aggregate stated liquidation amount of the related trust securities;

•	the interest rate and interest and other payment dates on the junior subordinated debt securities will match the distribution rate and distribution and other payment dates for the related trust preferred securities;

•	BankAtlantic Bancorp will pay for all costs and expenses of the Trust; and

•	the trust agreement provides that the trustees of the Trust will not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

      BankAtlantic Bancorp will guarantee payments of distributions and other payments due on the trust preferred securities to the extent that funds for those payments are legally and immediately available, as and to the extent set forth under “Description of Trust Preferred Securities Guarantee”. If BankAtlantic Bancorp does not make interest payments on the junior subordinated debt securities, it does not expect that the Trust will have sufficient funds to pay distributions on its trust preferred securities. The guarantee is a guarantee from the time BankAtlantic Bancorp issues it, but it does not apply to any payment of distributions unless and until the Trust has sufficient funds legally and immediately available for the payment of the distributions.

      If BankAtlantic Bancorp fails to make interest or other payments on the junior subordinated debt securities when due, after taking into account any extension period as described in the applicable prospectus supplement, the trust agreement provides a mechanism permitting the holders of the trust preferred securities to appoint a substitute property trustee. Those holders may also direct the property trustee to enforce its rights under the junior subordinated debt securities, including proceeding directly against BankAtlantic Bancorp to enforce the junior subordinated debt securities. If the property trustee fails to enforce its rights under the junior subordinated debt securities to the fullest extent permitted by applicable law, any holder of trust preferred securities may institute a legal proceeding directly against BankAtlantic Bancorp to enforce the property trustee’s rights under the junior subordinated debt securities without first instituting any legal proceeding against the property trustee or any other person or entity. A holder of trust preferred securities may also institute a legal proceeding directly against BankAtlantic Bancorp, without first instituting a legal proceeding against the property trustee or any other person or entity, for enforcement of payment to that holder of principal of or interest on the junior subordinated debt securities having a principal amount equal to the aggregate stated liquidation amount of the holder’s trust preferred securities on or after the due dates specified in the junior subordinated debt securities.

      If BankAtlantic Bancorp fails to make payments under the guarantee, the guarantee permits the holders of the trust preferred securities to direct the guarantee trustee to enforce its rights under the guarantee. In addition, any holder of trust preferred securities may institute a legal proceeding directly against BankAtlantic Bancorp to enforce the guarantee trustee’s rights under the guarantee without first instituting a legal proceeding against the guarantee trustee or any other person or entity.

      Upon any voluntary or involuntary dissolution of the Trust, unless the Trust distributes the junior subordinated debt securities, the holders of trust preferred securities will be entitled to receive, out of assets legally available for distribution to holders, a liquidation distribution in cash as described in the applicable prospectus supplement. Upon any voluntary or involuntary liquidation or bankruptcy of BankAtlantic Bancorp, the property trustee, as holder of the related series of junior subordinated debt securities, would be a subordinated creditor of BankAtlantic Bancorp, subordinated in right of payment to all senior indebtedness with respect to the related series of junior subordinated debt securities, but entitled to receive payment in full of principal and interest, before any of BankAtlantic Bancorp’s shareholders receive payments or distributions.

PLAN OF DISTRIBUTION

      We may sell the securities subject to this prospectus in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The prospectus supplement with respect to the securities we are offering will describe the specific terms of our offering, including:

•	the name or names of any underwriters, dealers, or agents,

•	the purchase price of the securities,

•	the proceeds to us from the offering,

•	any delayed delivery arrangements,

•	any underwriting discounts and other items constituting underwriters’ compensation,

•	the initial public offering price,

•	any discounts or concessions that dealers may allow or reallow or pay, and

•	any securities exchanges on which we may have listed the securities we are offering.

      If we use underwriters in the sale, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices the underwriters determine at the time of sale. We may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. We will name the underwriter or underwriters for a particular underwritten offering of securities in the prospectus supplement relating to that offering. If we use an underwriting syndicate, then we will name the managing underwriter or underwriters on the cover of the prospectus supplement. Unless we state otherwise in the prospectus supplement, the obligations of the underwriters or agents to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities if they purchase any of them. We may change the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers from time to time.

      If we or the underwriters use dealers in the sale of the securities for which we are delivering this prospectus, then we will sell those securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers will determine at the time of their resale. We will disclose the names of the dealers and the terms of the transaction in the prospectus supplement.

      We may sell the securities directly or through agents from time to time at fixed prices, which we may change, or at varying prices that we will determine at the time of sale. We will name any agent involved in the offer or sale of the securities for which we are delivering this prospectus. We will also disclose any commissions that we will pay to our agents in the prospectus supplement. Unless we indicate otherwise in the prospectus supplement, our agents will be acting on a best efforts basis for the period of their appointment.

      In connection with the sale of the securities, we or the purchasers of the securities may pay underwriters, dealers or agents compensation in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the securities may be underwriters, and any discounts or commissions that they receive from us, and any profit they realize on their resale of the securities, may be underwriting discounts or commissions under the Securities Act.

      We may sell the securities directly to institutional investors or others, who may be underwriters within the meaning of the Securities Act with respect to any resale of those securities. We will describe the terms of those sales in the prospectus supplement.

      If we indicate in the prospectus supplement, we will authorize our agents, underwriters or the dealers to solicit offers from institutions to purchase the securities at the public offering price that we will disclose in the prospectus supplement under delayed delivery contracts. A delayed delivery contract provides for the investor’s payment and our delivery of the purchased securities on a specified date in the future. We expect that these contracts will be subject only to the conditions that we describe in the prospectus supplement. The prospectus supplement will describe the commission that we pay our agents to solicit those contracts.

      Our agreements with our agents, dealers and underwriters may require us to indemnify them against a number of civil liabilities, including liabilities under the Securities Act, or to grant them contribution for payments that they may be required to make as a result of those liabilities. Our agents, dealers and underwriters and their affiliates may be customers of, engage in transactions with, or perform services for us in the ordinary course of their business.

      Some or all of the securities that we may issue may be new issues of securities with no established trading market. Any underwriters to whom we sell securities for a public offering may make a market in those securities, but we can not obligate them to do so and, even if they do, they may discontinue any market making at any time without notice. We can not assure you that a trading market will develop for any of the securities that we may offer or, if any market does develop, how liquid that market will be.

      In order to facilitate the offering of our securities, any underwriters or agents, as the case may be, involved in the offering of our securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities or any other securities, the prices of which we may use to determine payments on our securities. Specifically, the underwriters or agents, as the case may be, may over allot in connection with the offering, creating a short position in the securities for their own account. In addition, to cover over allotments or to stabilize the price of our securities or any other securities, the underwriters or agents, as the case may be, may bid for, and purchase, our securities or any other securities in the open market. Finally, in any offering of our securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

LEGAL MATTERS

      Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., of Miami, Florida, will issue an opinion for BankAtlantic Bancorp about certain legal matters with respect to the securities other than the trust preferred securities. Certain matters relating to the trust preferred securities will be passed upon for BankAtlantic Bancorp and the Trust by Richards, Layton & Finger, P.A., special Delaware counsel to BankAtlantic Bancorp and the Trust.

EXPERTS

      The consolidated financial statements of BankAtlantic Bancorp, Inc. and subsidiaries as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, incorporated by reference herein and elsewhere in the registration statement have been audited and reported upon by KPMG LLP, independent certified public accountants. Such financial statements have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      BankAtlantic Bancorp files reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements and other information concerning BankAtlantic Bancorp at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional office in Chicago at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room and its copy charges, as well as the SEC Public Reference Section’s charges for mailing copies of the documents BankAtlantic Bancorp has filed.

You can review electronically filed reports, proxy and information statements on the SEC’s internet site at http://www.sec.gov. BankAtlantic Bancorp’s Class A Common Stock is quoted on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about BankAtlantic Bancorp, the Trust and the securities, you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

      We have not included any separate financial statements for the Trust. They were omitted because the Trust is BankAtlantic Bancorp’s wholly owned subsidiary with no independent operations, BankAtlantic Bancorp guarantees the fee obligations relating to the Trust securities and the SEC has exempted this type of Trust from filing obligations for as long as BankAtlantic Bancorp continues to file its information with the SEC.

      The SEC allows BankAtlantic Bancorp to “incorporate by reference” the information it files with the SEC. This permits BankAtlantic Bancorp to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that BankAtlantic Bancorp files later with the SEC will automatically update and supersede this information. BankAtlantic Bancorp incorporates by reference:

•	its Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 30, 2001;

•	its Quarterly Reports on Form 10-Q for the period ended March 31, 2001, filed with the SEC on May 15, 2001, and for the period ended June 30, 2001, filed with the SEC on August 14, 2001;

•	its Current Reports on Form 8-K filed with the SEC on September 14, 2001, August 16, 2001, and May 25, 2001;

•	a description of its Class A Common Stock, $0.01 par value per share, contained in its Registration Statement on Form 8-A, filed with the SEC on June 25, 1997; and

•	any of its future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 after the date of this prospectus until this offering is terminated.

      You may request a copy of these filings at no cost by writing or telephoning BankAtlantic Bancorp at the following address:

Corporate Communications

BankAtlantic Bancorp
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304
1-800-909-6467

(BANKATLANTIC BANCORP, INC. LOGO)

2,000,000 Cumulative Trust Preferred Securities

BBC Capital Trust II

8.50% Trust Preferred Securities

fully and unconditionally guaranteed, to the extent described in this prospectus supplement, by

BankAtlantic Bancorp, Inc.

PROSPECTUS SUPPLEMENT

Ryan Beck & Co.

Advest, Inc.

Legg Mason Wood Walker

Incorporated

Stephens Inc.

February 28, 2002